Exhibit 99.3

JBS S.A.
Unaudited condensed consolidated interim financial information
As of and for the three-month period ended March 31, 2025

Unaudited condensed consolidated interim statements of financial position In thousands of United States dollar - US$

	Note	March 31, 2025	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	4,825,982	5,613,672
Margin cash	3	347,063	136,554
Trade accounts receivable	4	3,501,107	3,735,540
Inventories	5	5,787,078	5,015,989
Biological assets	6	1,660,759	1,608,223
Recoverable taxes	7	717,038	637,728
Derivative assets		165,452	84,468
Other current assets		373,032	288,842
TOTAL CURRENT ASSETS		17,377,511	17,121,016

NON-CURRENT ASSETS
Recoverable taxes	7	1,662,641	1,412,455
Biological assets	6	549,284	518,234
Related party receivables	8	85,087	77,355
Deferred income taxes	9	501,494	651,178
Other non-current assets		273,277	268,737
		3,071,783	2,927,959

Investments in equity-accounted investees		39,866	38,312
Property, plant and equipment	10	12,173,433	11,780,880
Right of use assets	11	1,592,643	1,596,873
Intangible assets	12	1,825,466	1,803,199
Goodwill	13	5,624,986	5,417,134

TOTAL NON-CURRENT ASSETS		24,328,177	23,564,357

TOTAL ASSETS		41,705,688	40,685,373

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of financial position In thousands of United States dollar - US$

	Note	March 31, 2025	December 31, 2024
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade accounts payable	14	4,823,951	5,465,513
Supply chain finance	14	1,020,042	728,710
Loans and financing	15	794,942	2,084,225
Income taxes	16	188,874	233,027
Other taxes payable	16	129,774	113,734
Payroll and social charges	17	1,223,367	1,435,751
Lease liabilities	11	347,448	335,681
Dividends payable	18	1,037,091	358,621
Provisions for legal proceedings	19	224,644	280,804
Derivative liabilities		284,165	165,979
Other current liabilities		632,383	455,020
TOTAL CURRENT LIABILITIES		10,706,681	11,657,065

NON-CURRENT LIABILITIES
Loans and financings	15	19,130,419	17,242,571
Income and other taxes payable	16	407,862	406,655
Payroll and social charges	17	360,618	352,718
Lease liabilities	11	1,398,338	1,398,348
Deferred income taxes	9	1,062,416	1,095,291
Provisions for legal proceedings	19	232,166	216,659
Derivative liabilities		100,301	100,087
Other non-current liabilities		50,827	81,615
TOTAL NON-CURRENT LIABILITIES		22,742,947	20,893,944

EQUITY	20
Share capital - common shares		13,177,841	13,177,841
Capital reserve		(174,804)	(180,586)
Other reserves		(37,844)	(37,470)
Profit reserves		3,452,926	4,211,944
Accumulated other comprehensive loss		(9,376,573)	(10,077,264)
Retained earnings		500,597	—
Attributable to company shareholders		7,542,143	7,094,465
Attributable to non-controlling interest		713,917	1,039,899
TOTAL EQUITY		8,256,060	8,134,364
TOTAL LIABILITIES AND EQUITY		41,705,688	40,685,373

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of income for the three-month period ended March 31, 2025 and 2024 In thousands of United States dollar - US$ (except for earnings per share)

		Three-month period ended March 31,
	Note	2025	2024

NET REVENUE	21	19,526,520	17,998,712
Cost of sales	25	(16,901,969)	(15,640,402)
GROSS PROFIT		2,624,551	2,358,310

Selling expenses	25	(1,187,597)	(1,105,121)
General and administrative expenses	25	(556,427)	(528,961)
Other income	25.1	30,345	21,207
Other expenses	25.1	(27,957)	(22,509)
NET OPERATING EXPENSES		(1,741,636)	(1,635,384)

OPERATING PROFIT		882,915	722,926

Finance income	22	235,660	168,224
Finance expense	22	(427,206)	(516,969)
NET FINANCE EXPENSE		(191,546)	(348,745)

Share of profit of equity-accounted investees, net of tax		2,735	(6,532)

PROFIT BEFORE TAXES		694,104	367,649

Current income taxes	9	(224,791)	(3,810)
Deferred income taxes	9	87,021	1,017
TOTAL INCOME TAXES		(137,770)	(2,793)
NET INCOME		556,334	364,856

ATTRIBUTABLE TO:
Company shareholders		500,224	332,327
Non-controlling interest		56,110	32,529
		556,334	364,856

Basic and diluted earnings per share - common shares (US$)	23	0.23	0.15

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of comprehensive income for three-month period ended March 31, 2025 and 2024 In thousands of United States dollar - US$

	Three-month period ended March 31,
	2025	2024

Net income	556,334	364,856

Other comprehensive income
Items that are or may be subsequently reclassified to statement of income:
Gain (loss) on net investment in foreign operations	126,386	(52,929)
Gain (loss) on foreign currency translation adjustments	451,293	(402,462)
Gain on cash flow hedge	376	448
Deferred income tax on loss on cash flow hedge	(94)	(114)
Other fair value adjustments through other comprehensive income	(25)	(5)
Items that will not be reclassified to statement of income:
Gain (loss) associated with pension and other postretirement benefit obligations	(494)	4,453
Income tax on gain associated with pension and other postretirement benefit obligations	(16)	(1,130)
Total other comprehensive income (loss)	577,426	(451,739)

Comprehensive Income (loss)	1,133,760	(86,883)

Total comprehensive income (loss) attributable to:
Company shareholders	1,200,914	(134,307)
Non-controlling interest	(67,154)	47,424
	1,133,760	(86,883)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of changes in equity for three-month period ended March 31, 2025 and 2024 In thousands of United States dollar - US$

		Capital reserves				Profit reserves			Other comprehensive income
	Share capital	Premium on issue of shares	Capital transaction (1)	Stock options	Other reserves	Legal	Investments statutory	Tax- incentive reserve	VAE	FCTA	Retained earnings (loss)	Total	Non- controlling interest	Total equity
BALANCE ON JANUARY 1, 2024	13,177,841	36,321	(232,475)	10,145	(36,413)	603,603	2,232,528	787,501	60,443	(7,614,450)	—	9,025,044	682,742	9,707,786
Net income	—	—	—	—	—	—	—	—	—	—	332,327	332,327	32,529	364,856
Gain (loss) on foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	(416,774)		(416,774)	14,312	(402,462)
Loss on net investment in foreign operations	—	—	—	—	—	—	—	—	—	(52,929)	—	(52,929)	—	(52,929)
Gain on cash flow hedge, net of tax	—	—	—	—	—	—	—	—	334	—	—	334	—	334
Valuation adjustments to equity in subsidiaries	—	—	—	—	—	—	—	—	(5)	—	—	(5)	—	(5)
Gain associated with pension and other postretirement benefit obligations, net of tax	—	—	—	—	—	—	—	—	2,740	—	—	2,740	583	3,323
Total comprehensive income (loss)	—	—	—	—	—	—	—	—	3,069	(469,703)	332,327	(134,307)	47,424	(86,883)

Share-based compensation	—	—	3,916	—	—	—	—	—	—	—	—	3,916	829	4,745
Realization of other reserves	—	—	—	—	(292)	—	—	—	—	—	292	—	—	—
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(784)	(784)
Others	—	—	—	—	—	—	—	—	—	—	—	—	(94)	(94)
BALANCE ON MARCH 31, 2024	13,177,841	36,321	(228,559)	10,145	(36,705)	603,603	2,232,528	787,501	63,512	(8,084,153)	332,619	8,894,653	730,117	9,624,770

BALANCE ON JANUARY 1, 2025	13,177,841	36,321	(227,052)	10,145	(37,470)	691,999	2,070,113	1,449,832	67,583	(10,144,847)	—	7,094,465	1,039,899	8,134,364
Net income	—	—	—	—	—	—	—	—	—	—	500,224	500,224	56,110	556,334
Gain (loss) on foreign currency translation adjustments (3)	—	—	—	—	—	—	—	—	—	574,457	—	574,457	(123,164)	451,293
Gain on net investment in foreign operations (2)	—	—	—	—	—	—	—	—	—	126,386	—	126,386	—	126,386
Gain on cash flow hedge, net of tax (4)	—	—	—	—	—	—	—	—	282	—	—	282	—	282
Valuation adjustments to equity in subsidiaries	—	—	—	—	—	—	—	—	(25)	—	—	(25)	—	(25)
Loss associated with pension and other postretirement benefit obligations, net of tax	—	—	—	—	—	—	—	—	(409)	—	—	(409)	(101)	(510)
Total comprehensive income (loss)	—	—	—	—	—	—	—	—	(152)	700,843	500,224	1,200,915	(67,155)	1,133,760

Share-based compensation	—	—	5,782	—	—	—	—	—	—	—	—	5,782	1,219	7,001
Realization of other reserves	—	—	—	—	(374)	—	—	—	—	—	373	(1)	—	(1)
Distribution of interim dividends	—	—					(759,018)					(759,018)		(759,018)
Dividends to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(260,331)	(260,331)
Others	—	—	—	—	—	—	—	—	—	—	—	—	285	285
BALANCE ON MARCH 31, 2025	13,177,841	36,321	(221,270)	10,145	(37,844)	691,999	1,311,095	1,449,832	67,431	(9,444,004)	500,597	7,542,143	713,917	8,256,060

(1)	Refers to the purchase of PPC treasury shares and share-based payment expenses incurred by subsidiaries.
(2)	Foreign Currency Translation Adjustments (FCTA) and exchange variation in subsidiaries.
(3)	Refers to the net investment on foreign operations of intercompany balances between JBS S.A. and its indirect subsidiaries JBS Luxembourg S.à.r.l. and JBS Investments Luxembourg S.à.r.l.. Thus, since the balances are an extension of that entity’s investment, they are considered as equity instruments.
(4)	Refers to the hedge accounting in the indirect subsidiary Seara Alimentos.

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Unaudited condensed consolidated interim statements of cash flows for three-month period ended March 31, 2025 and 2024 In thousands of United States dollar - US$

		Three-month period ended March 31,
	Note	2025	2024
Cash flows from operating activities
Net income		556,334	364,856
Adjustments for:
Depreciation and amortization	6, 11, 12 and 13	535,644	544,505
Expected credit losses	4	12,896	4,570
Share of profit of equity-accounted investees		(2,735)	6,532
Gain on sales of assets		(10,771)	(5,259)
Tax expense	9	137,770	2,793
Net finance expense	22	191,546	348,745
Share-based compensation		7,001	4,745
Provisions for legal proceedings	18	14,020	14,305
Impairment of goodwill and property, plant and equipment		578	—
Net realizable value inventory adjustments	5	17,140	(8,955)
DOJ (Department of Justice) and antitrust agreements	19	79,549	4,691
Fair value adjustment of biological assets	6	9,191	(115,894)
Asset impairment		5,662	—
		1,553,825	1,165,634
Changes in assets and liabilities:
Trade accounts receivable		236,929	46,912
Inventories		(640,928)	(220,504)
Recoverable taxes		42,046	(65,995)
Other current and non-current assets		(288,542)	(67,676)
Biological assets		(191,303)	(63,247)
Trade accounts payable and supply chain finance		(547,375)	(631,835)
Taxes paid in installments		(6,948)	(12,664)
Other current and non-current liabilities		(68,455)	(98,005)
DOJ and Antitrust agreements payment		(139,709)	(90)
Income taxes paid		(234,334)	(27,992)
Changes in operating assets and liabilities		(1,838,619)	(1,141,096)

Cash used in by operating activities		(284,794)	24,538

Interest paid		(311,521)	(327,465)
Interest received		41,786	67,512

Net cash flows used in operating activities		(554,529)	(235,415)

Cash flows from investing activities
Purchases of property, plant and equipment		(264,656)	(284,131)
Dividends received		1,943	3,028
Purchases and disposals of intangible assets		(2,672)	(2,372)
Acquisitions, net of cash acquired		—	(1,468)
Related party transactions		—	260
Proceeds from sale of property, plant and equipment		21,863	11,988
Cash used in investing activities		(243,522)	(272,695)

Cash flows from financing activities
Proceeds from loans and financing		2,181,040	70,431
Payments of loans and financing		(1,750,652)	(668,692)
Derivative instruments received (settled)		(8,853)	(7,464)
Margin cash		22,205	13,138
Dividends paid		(379,505)	—
Dividends paid to non-controlling interest		(906)	(784)
Payments of leasing contracts		(98,282)	(105,829)
Cash provided (used in) by financing activities		(34,953)	(699,200)

Effect of exchange rate changes on cash and cash equivalents		45,314	38,813
Net change in cash and cash equivalents		(787,690)	(1,168,497)
Cash and cash equivalents beginning of period		5,613,672	4,466,490
Cash and cash equivalents at the end of period		4,825,982	3,297,993

Non-cash transactions:
Non-cash additions to right of use assets and lease liabilities	11	71,466	148,398
Capitalized interest	10	10,015	11,023
Dividends accrued and not paid		1.018.463	—

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

1 Background information

1.1 Reporting entity

JBS S.A (“JBS” or the “Company”), is a corporation with its headquarters office in Brazil, at Avenue Marginal Direita do Tietê, no. 500, Vila Jaguara, in the City of São Paulo, and is controlled by J&F Investimentos S.A. Unaudited condensed consolidated interim financial information comprise the Company and its subsidiaries (collectively, the ‘Group’) as of and for the three-month periods ended March 31, 2025 and 2024, that were authorized by the Board of Directors on May 15, 2025. The Group has its shares publicly traded and listed on the “Novo Mercado” segment of the Sao Paulo Stock Exchange (B3 - Brasil, Bolsa e Balcão) under the ticker symbol “JBSS3”. In addition, American Depository Receipts related to shares issued by JBS are also publicly traded in the United States of America under the symbol “JBSAY”.

The Group operates in the processing of animal protein, such as beef, pork, lamb and chicken, and operates in the production of convenience foods and other products. In addition, it sells leather, hygiene and cleaning products, collagen, metal packaging, biodiesel, among others. The Group has a broad portfolio of brands including Seara, Doriana, Pilgrim’s, Moy Park, Primo, Adaptable Meals, Ozo, Friboi, Maturatta and Swift.

The unaudited condensed consolidated interim financial information includes the Group’s operations in Brazil as well as the activities of its subsidiaries.

1.2 Main events that occurred during the period:

1.2.1 Investment in JBS Terminais Ltda: On 1 January 2025, the Group acquired 70% of JBS Terminais shares. The Company acts as a temporary lessee of part of the Port of Itajaí in the State of Santa Catarina - Brazil, to operate a public area and infrastructure for the movement and storage of containerized cargo and general cargo.

1.2.2 New Senior Notes Issuances (Bonds): On January 6, 2025, the Group, through its indirect subsidiaries JBS USA Holding Lux S.a.r.l., JBS USA Food Company and JBS USA Foods Group Holdings, Inc. (together, the “Issuers”), announced the pricing of its senior notes to be offered on the international market in the amount of US$ 1.75 billion. The issues were divided into two series: The first series consists of a US$ 1.0 billion bond with an interest rate of 5.95% per year and maturity in 2035, and the second series consists of a US$ 750 million bond with an interest rate of 6.375% per year and maturity in 2055. The offer was concluded on January 21, 2025. Additionally, the Issuers entered into a registration rights agreement, committing to register an exchange offer with the United States Securities and Exchange Commission (SEC) and to complete it within 365 days.

1.2.3 Investment in Mantiqueira Alimentos Ltda.: On January 27, 2025, the Group entered into an investment agreement with Mantiqueira Alimentos Ltda., to acquire 48.5% of its total share capital and 50% of its voting shares (joint venture). The value of the investment was established, based on 100% of Mantiqueira’s valuation in the amount of US$ 330 million. On February 26, 2025, the interest acquisition was approved without restrictions by CADE (Administrative Council for Economic Defense). On April 1, 2025, the Group completed the transaction. The transaction marks the company’s entry into the egg sector, in line with its strategy of diversifying and expanding its global protein platform.

1.2.4 Agribusiness Receivables Certificates (CRA): On January 28, 2025, an offering of three series of Agribusiness Receivables Certificates (CRAs) was issued by the indirect subsidiary Seara Alimentos Ltda. and guaranteed by JBS S.A., with maturities scheduled for 2035, 2045, and 2055, totaling a principal amount of US$140,000.The completion of the offering took place on March 6, 2025.

1.2.5 Conditional Partial Redemption of JBS USA’s 5.500% Senior Notes due 2030: On March 21, 2025, JBS USA Food Company sent a conditional notice of redemption to redeem US$850.0 million aggregate principal amount of its 5.500% Senior Notes due 2030 (the “2030 Notes”). The redemption was conditioned upon Pilgrim’s Pride paying a special cash dividend of $6.30 per share to its shareholders. On April 17, 2025, the indirect subsidiary PPC paid its special dividend of US$1.5 billion to shareholders. Of this total, US$264.1 million went to non-controlling shareholders. The notes were settled on May 1, 2025. The redemption price for the 2030 Notes will be equal to 102.750% of the principal amount of the 2030 Notes to be redeemed, plus accrued and unpaid interest, if any.

1.2.6 Proposal to Pay Dividends: On March 25, 2025, JBS S.A.’s board of directors approved a proposal to distribute dividends from profit reserves with respect to the 2024 fiscal year in the amount of R$4.4 billion (equivalent to US$766.3 million considering the exchange rate on March 31, 2025), corresponding to R$2.00 (equivalent to US$0.34 considering the exchange rate on March 31, 2025) per common share. The proposal was approved at the Annual General Meeting of Shareholders held on April 29, 2025, and the dividend was paid on May 14, 2025.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

1.3 Subsequent events:

1.3.1 The process of dual listings in both Brazil and the United States is ongoing: On April 22, 2025, JBS S.A. called a shareholders’ meeting to resolve on a series of matters relating to the Group’s proposed dual listing in Brazil and the United States, in accordance with applicable legal and regulatory requirements. On April 22, 2025, the U.S. Securities and Exchange Commission (SEC) declared effective the registration statement on Form F-4 relating to an offering to shareholders of JBS S.A. of Class A Shares of JBS N.V., a company incorporated in the Netherlands. If the transaction is approved, JBS S.A.’s shareholders will receive one JBS N.V. Class A Share, initially in the form of a Brazilian Depositary Receipt (BDR), for every two JBS S.A. shares held, and JBS S.A. will become a wholly-owned subsidiary of JBS N.V. JBS is seeking approvals to list the JBS N.V. Class A Shares on the New York Stock Exchange (NYSE) and the JBS N.V. BDRs on the B3. JBS believes that this transaction will result in the creation of a structure that will allow it to better reflect its global presence and international operations, as well as to implement its growth strategy, with the aim of improving its ratings and maximizing value for its shareholders. The JBS S.A. shareholder’s meeting to resolve on the matters relating to the dual listing is scheduled to take place on May 23, 2025.

1.3.2 Certificates of Agribusiness Receivables (CRA): On May 9, 2025, the preliminary prospectus for an offering of Agribusiness Receivables Certificates (CRAs) was filed with the CVM. The offering is valued at US$ 139 million, with a potential maximum of US$ 174 million. The transaction will be executed through the indirect subsidiary, Seara Alimentos Ltda., fully guaranteed by JBS S.A. Up to three series of securities will be issued, with maturities set for 2035, 2045, and 2055. The offering is scheduled to conclude on June 4, 2025. The proceeds will be allocated to finance grain acquisitions.

1.4 Seasonality

Demand for chicken is relatively stable throughout the year in the United States, Europe and Brazil, but there are seasonal variations in the sales volume of some specific products at certain times of the year, such as: Christmas, New Year and Easter. Demand in the United States beef industry is highest in the second and third quarters, due to favorable weather conditions for outdoor activities. In Australia, the beef industry faces a drop in slaughter in the fourth quarter, as the rainy season affects cattle’s availability and transport. In Brazil, beef sales do not fluctuate significantly during the year. The pork industry in The United States and Australia have peaks in demand in the first and fourth quarters, due to the supply of pork and the holidays, which stimulate the consumption of certain pork products, with no significantnt fluctuation in pork numbers in other locations.

2 Basis of preparation

The unaudited condensed consolidated interim financial information as of and for the three-month period ended March 31, 2025 have been prepared in accordance with IAS 34 Interim Financial Reporting, as issued by International Accounting Standards Board (IASB), and should be read in conjunction with the Group´s last annual consolidated financial statements as of and for the year ended December 31, 2024 (“last annual financial statements”). They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards. However, selected explanatory notes are included to describe events and transactions that are significant to an understanding of the changes in the Group´s financial position and performance since the last annual financial statements.

In preparing these unaudited condensed consolidated interim financial statements, Management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

2.1 New standards, amendments and interpretations

a. Standards, amendments and interpretations recently issued and adopted by the Group

IAS 21 – Effects of changes in exchange rates and translation of financial statements.

As of January 1, 2025, this amendment establishes the accounting requirements for when a functional currency cannot be converted into other currencies. In such cases, the Group is required to utilize the most recent observable exchange rate to translate the results and financial position of the foreign operation into its presentation currency. The entity must also disclose this exchange rate, the date on which it was observed, and the reasons why the currency is not exchangeable. The company has not identified any impacts as a result of this change.

b. New standards, amendments and interpretations that are not yet effective

IFRS 18 - Presentation and Disclosure of Financial Statements.

As of January 1, 2027, IFRS 18 will replace IAS 1 Presentation of Financial Statements. The new standard introduces the following main new requirements:

- Companies are required to classify all income and expenses into five categories in the income statement: operating, investing, financing, discontinued operations, and income tax. Entities are also required to present a newly defined operating profit subtotal. The entities’ net income will not change.

Management has defined performance measures, which are disclosed in a single note in the financial statements.

Enhanced guidance will be provided on how to group information in the financial statements.

Additionally, all entities are required to use the subtotal of operating profit as the starting point for the cash flow statement when presenting operating cash flows using the indirect method.

The Group is currently evaluating the impact of the new standard and will adjust the disclosure in accordance with the standard’s requirements in the annual financial statements.

3 Cash and cash equivalents and margin cash

Cash and cash equivalents	March 31, 2025	December 31, 2024
Cash on hand and at banks	2,026,924	2,197,822
CDB (bank certificates of deposit) and National Treasury Bills (Tesouro Selic) (1)	2,799,058	3,415,850
	4,825,982	5,613,672

Margin cash
Margin cash (Restricted cash)	335,370	104,220
Investments in Treasury Bills	11,693	32,334
	347,063	136,554

(1)	CDBs are held at financial institutions and earn interest based on floating rates and are pegged to the Brazilian overnight interbank lending rate (Certificado de Depósito Interbancário - CDI). Tesouro Selic are bonds purchased from Brazilian government financial institutions having conditions and characteristics that are similar to CDB’s.

The availability of revolving credit facilities in the United States was US$2.9 billion as of March 31, 2025 (US$2.9 billion as of December 31, 2024). In Brazil, the availability of revolving credit facilities was US$500,000 as of March 31, 2025 (US$500,000 as of December 31, 2024).

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

4 Trade accounts receivable

	March 31, 2025	December 31, 2024
Current receivables
Domestic sales	1,991,746	1,994,667
Foreign sales	1,038,744	1,176,603
Subtotal	3,030,490	3,171,270
Overdue receivables:
From 1 to 30 days	379,310	444,687
From 31 to 60 days	49,888	61,314
From 61 to 90 days	17,960	20,603
Above 90 days	129,684	130,845
Expected credit losses	(101,579)	(89,060)
Present value adjustment	(4,646)	(4,119)
Subtotal	470,617	564,270
Trade accounts receivable, net	3,501,107	3,735,540

Present value adjustment - The Group discounts its receivables to present value using interest rates directly related to customer credit profiles. The weighted average discount rate used to calculate the present value of trade accounts receivable on March 31, 2025, was 0.45% per transaction (1.0% per transaction on March 31, 2024). Realization of the present value adjustment is recognized as deduction item to sales revenue.

The Group carries out credit assignment transactions with financial institutions, which these institutions acquire credits held against certain third-party customers in the domestic and foreign markets. The assignment transactions are negotiated with a permanent transfer of the risks and benefits to the financial institutions - described within Note 8 - Related party transactions.

Changes in expected credit losses:
	March 31, 2025	March 31, 2024
Balance at the beginning of the period	(89,060)	(84,913)
Additions	(12,896)	(4,570)
Write-offs/Reversals	2,768	2,392
Exchange rate variation	(2,391)	2,342
Balance at the end of the period	(101,579)	(84,749)

5 Inventories

	March 31, 2025	December 31, 2024
Finished products	3,644,352	3,018,302
Work in process	569,087	492,015
Raw materials	905,442	847,909
Supplies	668,197	657,763
	5,787,078	5,015,989

During the three-month period ended March 31, 2025 and 2024, the Company recognized net adjustments to the net realizable value of inventories, which include additions and write-offs recorded in the cost of goods sold, amounted to US$(17,141) and US$8,955, respectively.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

6 Biological assets

Changes in biological assets:	Current		Non-current
	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024
Balance at the beginning of the period	1,608,223	1,712,153	518,234	531,477
Increase by reproduction (born) and cost absorption including death	2,693,960	2,703,473	365,078	338,588
Reduction for slaughter, sale or consumption	(3,006,017)	(3,125,593)	(15,297)	(17,890)
Purchases	102,411	105,124	51,167	59,545
Fair value adjustments	(9,177)	115,894	(14)	—
Reclassification from non-current to current	231,663	235,038	(231,663)	(235,038)
Exchange rate variation	39,696	(27,301)	11,586	(4,747)
Amortization	—	—	(149,807)	(154,863)
Balance at the end of the period	1,660,759	1,718,788	549,284	517,072

7 Recoverable taxes

Recoverable taxes as of March 31, 2025 and December 31, 2024 was comprised of the following:

	March 31, 2025	December 31, 2024
Value-added tax on sales and services – ICMS / IVA / VAT / GST	728,533	650,728
Social contribution on billings - PIS and COFINS	433,408	404,673
Withholding income tax - IRRF / IRPJ (1)	1,181,170	960,161
Excise tax – IPI	17,710	16,176
Reintegra	7,847	7,657
Other	11,010	10,788
	2,379,678	2,050,183

Current	717,038	637,728
Non-current	1,662,641	1,412,455
	2,379,679	2,050,183

(1)	As outlined in the December 31, 2024 Financial statement, the Company recognized a tax provision in Brazil, of US$761 million of tax uncertainties, specifically related to the treatment of profits earned abroad (TBU). Of this amount, US$108 million pertained to the 2016 fiscal year. During the period, following a decision from the Administrative Council for Tax Appeals (CARF) unfavorable to the Company by a casting vote, the Company, despite maintaining confidence in its legal argument, opted for settlement the 2016 tax assessment due to the favorable economic benefit of settlement that included the complete cancellation of late payment penalties and interest, as well as the ability to utilize tax losses and negative CSLL bases calculated by the subsidiaries within the same economic group. This was in accordance with Brazilian tax Law 14,689/2023, which amended §3 of Art. 25 of Decree 70,235/1972. As a result of the CARF decision an additional provision of US$86 million was recognized against current income tax expenses. Then, the Company settled the full amount (US$ 194 million) of the related taxes against the provision for uncertain tax position. As of March 31, 2025 the provision for uncertain tax position amounted to US$ 700 million.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

8 Related party transactions

The main balances and transactions between related parties are presented and described below. Amounts charged include borrowing costs, interest and management fees, when applicable.

Related party receivables

	March 31, 2025	December 31, 2024
J&F Investimentos S.A. (1)	85,087	77,355
	85,087	77,355

(1)	Refers to the agreement signed between JBS S.A. and J&F Investimentos S.A. and some of the Company’s former executives, which represents the definitive settlement of the dispute that was the subject of CAM Arbitration No. 186/21, whereby J&F undertook to settle according to the terms and conditions specified in the agreement.

Other financial transactions in the Group

The Group entered into an assignment agreement with Banco Original S.A, direct subsidiary of the parent Group J&F, pursuant to which Banco Original S.A. acquires credits held against certain clients in the domestic and foreign markets. The assignments are negotiated with no right of recourse, through the definitive transfer of the risks and benefits of the receivables to Banco Original. On March 31, 2025, the Group had US$760,922 (US$517,677 on December 31, 2024) of assigned receivables. In the quarter ended March 31, 2025, the Group incurred in a loss from the sale of the receivables of US$26,577 (US$32,363 on March 31, 2024), recorded in interim financial information as financial expenses.

On March 31, 2025, the Group held investments with Banco Original in the amount of US$483,727 (US$303,195 on December 31, 2024), recorded in cash and cash equivalents. The cash investments and cash equivalents, CDBs and similar have yields equivalent to the CDI (Interbank Deposit Certificate), according to the term and amount invested, following market practices. In the quarter ended March 31, 2025, the Group earned interest from these investments of US$7,090 (US$9,366 on March 31, 2024) recognized as financial income.

The Group has commitments to purchase cattle for future delivery signed with certain suppliers, including the related party JBJ, guaranteeing the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Group until the cattle are delivered. On March 31, 2025, the Group has these commitments agreements in the amount of US$83,609 (US$48,317 on December 31, 2024).

The Group has transactions with Prima Foods S.A. for the purchase of bovine slaughtering residues for greasing operations.

The Group is the sponsor of Institute J&F, a youth-directed business school, whose goal is to educate future leaders by offering free, high-quality education. In the quarter ended March 31, 2025, the Company made donations in the amount of US$3,307 (US$8,989 on March 31, 2024), recognized as general and administrative expenses.

On December 30, 2024, the Group entered into an agreement for the sale of its Hygiene and Beauty operation to the related party Flora Produtos de Higiene e Limpeza S.A. The transaction covers the transfer of assets and operations related to the manufacture and sale of hygiene and beauty products, in accordance with the terms agreed between the parties. The sale value was set at US$54 million, subject to working capital adjustments. The transaction will be concluded after the conditions precedent stipulated in the contract have been met. The Group did not classify the operation as discontinued on March 31, 2025, as it does not represent an individually significant line of business, corresponding to only 0.2% of the Parent Company’s net assets.

No expense for doubtful accounts or bad debts relating to related-party transactions were recorded during the three-month period ended March 31, 2025 and 2024.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

Remuneration of key management

The Group’s key management is comprised of its executive officers and members of the Board of Directors. The aggregate amount of compensation received by the Group’s key management during the three-month period ended March 31, 2025 and 2024 was:

	Three-month period ended March 31,
	2025	2024
Salaries and wages	2,146	1,720
Variable cash compensation	19,023	16,599
	21,169	18,319

The Chief Executive Officer, the Administrative and Control Officer, the Chief Financial Officer and the Executive Officer are employed under the Brazilian employment contract regime referred to as CLT (Consolidation of Labor Laws), which sets legal prerogatives for employee benefits.

Except for those described above, the Board of Directors members are not party to any employment contract or any other contracts for additional employee benefits such as post-employment benefits, other long-term benefits or termination benefits that do not conform to Brazilian Labor Law.

9 Income taxes

a. Composition of deferred tax income and social contribution

	March 31, 2025	December 31, 2024
Deferred income taxes assets	501,494	651,178
Deferred income taxes liabilities	(1,062,416)	(1,095,291)
	(560,922)	(444,113)

	Balance at January 1, 2025	Income statement	Exchange variation	Other adjustments (2)	Balance at March 31, 2025
Tax Loss and Negative Social Contribution Base	679,275	36,156	34,822	(191,303)	558,950
Expected credit losses on trade accounts receivable	42,304	(10,404)	1,877	—	33,777
Provisions for contingencies	94,487	(11,402)	5,638	—	88,723
Fair Value Adjustment	(105,836)	4,111	(4,373)	—	(106,098)
Tax Credits - Foreign Subsidiaries	8,798	(322)	(76)	—	8,400
Provision for Work Accident Insurance - Foreign Subsidiaries	8,964	(553)	—	—	8,411
Pension Plan - Foreign Subsidiaries	3,209	(441)	—	(7)	2,761
Trade accounts payable accrual	249,853	(39,378)	4,158	—	214,633
Non-Deductible Interest Portion - U.S. Tax Reform	279,572	(98,810)	1	—	180,763
Right of use assets	25,967	1,816	1,396	—	29,179
Goodwill amortization	(727,377)	44,825	(48,802)	—	(731,354)
Business Combinations	(465,917)	(7,709)	(2,448)	—	(476,074)
Inventory valuation	(83,507)	19,021	4,723	—	(59,763)
Hedge Operations (1)	45,961	(3,040)	3,544	(239)	46,226
Realization of other reserves	(88,113)	615	(6,896)	—	(94,394)
Accelerated depreciation and amortization	(479,922)	144,710	(1)	—	(335,213)
Cut Off Adjustments (sales)	15,274	564	1,207	—	17,045
Other Temporary Differences	52,895	7,262	(7,197)	146	53,106
Deferred taxes, net	(444,113)	87,021	(12,427)	(191,403)	(560,922)

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

	Balance at January 1, 2024	Income statement	Exchange variation	Other Adjustments (2)	Balance at March 31, 2024
Tax losses and negative basis of social contribution	840,172	(30,277)	(18,087)	—	791,808
Expected credit losses on trade accounts receivable	38,086	2,133	(720)	—	39,499
Provisions for contingencies	78,840	977	43,282	—	123,099
Present value adjustment	7,648	1,450	(250)	—	8,848
Tax credits	23,685	(24)	—	(24)	23,637
Labor accident accruals	7,927	(477)	(1)	—	7,449
Pension plan	11,956	(433)	10	(1,117)	10,416
Trade accounts payable accrual	277,512	9,059	(47,813)	—	238,758
Non-deductible interest	211,958	9,435	1	—	221,394
Right of use assets	25,417	815	(524)	—	25,708
Goodwill amortization	(851,840)	(4,359)	23,530	—	(832,669)
Present value adjustment - Trade accounts payable	(6,064)	1,962	171	—	(3,931)
Business combinations	(444,250)	4,077	1,291	—	(438,882)
Inventory valuation	(207,085)	5,609	(2)	—	(201,478)
Hedge operations (1)	(25,364)	15,158	658	(174)	(9,722)
Realization of other reserves	(115,640)	751	3,579	—	(111,310)
Accelerated depreciation and amortization	(514,285)	6,668	—	—	(507,617)
Other temporary differences	55,931	(21,507)	5,103	—	39,527
Deferred taxes, net	(585,396)	1,017	10,228	(1,315)	(575,466)

(1)	Hedge and hedge accounting operations are demonstrated in Note 25 - Risk management and financial.

(2)	Changes in deferred tax assets that do not directly impact the income statement are presented in the column “Other adjustments” above. The primary adjustment pertains to the transfer of tax losses and negative basis of Social Contribution on Net Income from the subsidiary SEARA and its indirect subsidiaries to JBS S/A, to settle the infraction notice related to the taxation of profits earned abroad (TBU) for the 2016 calendar year. Following a thorough review, the Administrative Council for Tax Appeals (CARF) upheld this notice by a casting vote. The settlement was reached through the utilization of tax credits and discounts.

b. Reconciliation of income tax and social contribution expense:

	Three-month period ended March 31,
	2025	2024
Profit before taxes	694,104	367,649
Brazilian statutory corporate tax rate	(34)%	(34)%
Expected tax expense	(235,995)	(125,001)

Adjustments to reconcile taxable income tax expense (benefit):
Share of profit of equity-accounted investees	930	(2,220)
Non-taxable tax benefits (3)	50,922	53,148
Transfer pricing adjustments	—	(2,507)
Difference of tax rates on taxable income from foreign subsidiaries	24,705	35,314
Profits taxed by foreign jurisdictions (4)	(112,681)	29,750
Deferred income tax not recognized	102,172	(10,695)
Non-taxable interest - Foreign subsidiaries	3,118	6,145
Donations and social programs (5)	—	(2,099)
SELIC interest on tax credits	27,623	735
Other permanent differences	1,436	14,637
Current and deferred income tax expense	(137,770)	(2,793)

Current income tax	(224,791)	(3,810)
Deferred income tax	87,021	1,017
	(137,770)	(2,793)
Effective income tax rate	(19.85)%	(0.76)%

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

Additional information: analysis of the variation in the effective rate:

The average effective tax rate is calculated as the ratio between tax expense (income) and accounting profit. This rate can be influenced by operations that impact tax expense (income), but which have no direct relationship with net income for the period. The following are examples of these operations: the effects of unrecognized deferred taxes, income tax, and social contributions on the realization of the revaluation reserve. In our opinion, this information should be considered when analyzing the effective tax rate.

(3)	The group and its subsidiaries have subsidies granted by state governments, as a presumed credit, in accordance with the regulations of each state. The amounts appropriated from this tax incentive as revenue in the income statement are excluded in the calculation of taxes on profit, when the requirements set out in current legislation are met. ntives as revenue in the statement of income are excluded from the calculation of taxes on income, when the requirements set forth in current legislation are achieved.

(4)	According to Law No. 12,973/14, the income from foreign subsidiaries must be taxed at the Brazilian statutory tax rate of 34%, and the income tax paid abroad by these subsidiaries may be used to compensate income taxes to be paid in Brazil. The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation (profits taxed by-foreign jurisdictions included in the reconciliation of income tax and social contribution expense). The Group analyzes the results of each subsidiary for the application of its income tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

(5)	Refers to donations made by the Group, as described in note 25 - Expenses by nature.

Global Minimum Tax

From the 2024 calendar year onward, Pillar II rules came into effect in various jurisdictions, impacting multinationals operating in these markets.

Since the Group operates in several jurisdictions that adopted the global minimum tax from 2024, including Australia, Canada, France, Ireland, Luxembourg, Malta, the Netherlands, and the United Kingdom, the Company assessed the potential impact of these regulations. Based on current assessments, the Company has not identified any significant tax exposure resulting from this tax.

10 Property, plant and equipment

Changes in property, plant and equipment:

	Balance at January 1, 2025	Additions net of transfers (1)	Disposals	Depreciation	Exchange rate variation	Balance at March 31, 2025
Buildings	3,982,477	76,631	(2,279)	(60,711)	128,144	4,124,262
Land	1,069,392	2,617	(1,396)	—	46,584	1,117,197
Machinery and equipment	4,038,196	153,451	(719)	(155,514)	109,328	4,144,742
Facilities	682,348	29,983	(1,001)	(12,387)	53,315	752,258
Computer equipment	187,164	20,708	(1,205)	(14,153)	2,742	195,256
Vehicles (land and air)	275,582	30,778	(6,717)	(10,985)	12,091	300,749
Construction in progress	1,238,785	(69,170)	(1,194)	—	47,653	1,216,074
Other	306,936	22,780	(110)	(11,554)	3,902	321,954
	11,780,880	267,778	(14,621)	(265,304)	403,759	12,172,492

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

	Balance at January 1, 2024	Additions net of transfers (1)	Disposals	Depreciation	Exchange rate variation	Balance at March 31, 2024
Buildings	4,305,145	110,120	(2,341)	(63,822)	(71,906)	4,277,196
Land	1,209,739	12,612	(720)	—	(26,803)	1,194,828
Machinery and equipment	4,310,590	175,963	(1,417)	(154,084)	(62,193)	4,268,859
Facilities	764,036	40,822	(9)	(12,881)	(23,136)	768,832
Computer equipment	166,291	16,915	(39)	(12,204)	(1,405)	169,558
Vehicles (land and air)	272,663	11,993	(1,953)	(11,247)	(7,134)	264,322
Construction in progress	1,636,719	(100,116)	(196)	—	(32,892)	1,503,515
Other	253,006	23,439	(54)	(9,635)	(1,936)	264,820
	12,918,189	291,748	(6,729)	(263,873)	(227,405)	12,711,930

(1)	Additions for each category includes transfers from construction in progress during the period.

For the three-month period ended March 31, 2025, the amount of capitalized interest added to construction in progress and included in additions was US$10,015 (US$11,023 for the three-month period ended March 31, 2024).

The Group assesses the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When future undiscounted cash flows of assets are estimated to be insufficient to recover their related carrying value, the Group compares the asset’s estimated future cash flows, discounted to present value using a risk-adjusted discount rate, to its current carrying value and records a provision for impairment as appropriate.

For the three-month period ended March 31, 2025, the capitalization rate used was 13.79% p.a., in Brazil and 5.10% p.a. in the United States.

11 Leases

The Group uses the optional exemption to not recognize a right of use asset and lease liability for short term (less than 12 months) and low value leases. The average discount rate used for measuring lease liabilities was 5.90% for the three-month period ended March 31, 2024 (5.16% at December 31, 2024).

11.1 Right of use asset

Changes in the right of use asset:

	Balance at January 1, 2025	Additions (1)	Terminated contracts	Amortization	Exchange rate variation	Balance at March 31, 2025
Growing facilities	632,267	28,121	(5,529)	(36,082)	25,293	644,070
Buildings	638,981	7,319	(5,578)	(23,082)	15,627	633,267
Vehicles (land)	189,036	9,177	(3,402)	(17,685)	1,483	178,609
Machinery and equipment	106,597	8,116	(1,305)	(13,008)	4,942	105,342
Operating plants	8,622	507	—	(784)	622	8,967
Land	15,999	(4)	—	(623)	100	15,472
Computer equipment	5,371	(16)	—	(1,708)	391	4,038
Concession Agreement	—	3,771	—	(943)	50	2,878
	1,596,873	56,991	(15,814)	(93,915)	48,508	1,592,643

	Balance at January 1, 2024	Additions (1)	Terminated contracts	Amortization	Exchange rate variation	Balance at March 31, 2024
Growing facilities	805,370	39,189	(21,452)	(41,007)	(12,619)	769,481
Buildings	532,104	74,357	(13,562)	(22,445)	(11,840)	558,614
Vehicles (land)	223,720	14,966	(77)	(18,676)	(1,909)	218,024
Machinery and equipment	90,101	17,667	(1,637)	(11,044)	(1,581)	93,506
Operating plants	19,695	589	—	(1,480)	(572)	18,232
Land	19,186	171	—	(648)	(654)	18,055
Computer equipment	15,534	57	—	(2,369)	(462)	12,760
	1,705,710	146,996	(36,728)	(97,669)	(29,637)	1,688,672

(1)	The additions have already been reduced by the PIS/COFINS tax effect. The net impact is US$(1,208) (US$(1,427) in the consolidated total as of March 31, 2024).

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

11.2 Lease liabilities

	March 31, 2025	December 31, 2024
Undiscounted lease payments	2,166,934	2,135,128
Present value adjustment	(421,148)	(401,099)
	1,745,786	1,734,029
Breakdown:
Current liabilities	347,448	335,681
Non-current liabilities	1,398,338	1,398,348
	1,745,786	1,734,029

Changes in the lease liability:

	Balance at January 1, 2025	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at March 31, 2025
Lease liability	1,734,029	71,466	25,038	(119,739)	(23,824)	58,816	1,745,786

	Balance at January 1, 2024	Additions	Interest accrual	Payments	Terminated contracts	Exchange rate variation	Balance at March 31, 2024
Lease liability	1,841,227	148,398	25,543	(117,779)	(40,026)	(33,485)	1,823,878

The non-current portion of the lease liability schedule is as follows:

March 31, 2025
2026	262,311
2027	227,500
2028	180,397
2029	156,594
2030	131,701
Maturities after 2030	768,795
Total Future Minimum Lease Payments	1,727,298
Less: Imputed Interest	(328,961)
Present Value of Lease Liabilities	1,398,337

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

12 Intangible assets

Changes in intangible assets:

	Balance at January 1, 2025	Additions	Disposals	Amortization	Exchange rate variation	Balance at March 31, 2025
Amortizing:
Trademarks	293,519	300	—	(6,780)	10,339	297,378
Software	30,611	1,214	(984)	(1,597)	2,234	31,478
Customer relationships	408,149	685	—	(16,641)	5,789	397,982
Commercial rights assignment	—	—	—	—	9,177	9,177
Supplier contracts	20,548	—	—	(900)	1,023	20,671
Others	13,975	2,249	(3,773)	(1,647)	(8,164)	2,640
Non-amortizing:
Trademarks	1,025,095	94	—	—	29,612	1,054,801
Water rights	11,302	—	—	—	37	11,339
	1,803,199	4,542	(4,757)	(27,565)	50,047	1,825,466

	Balance at January 1, 2024	Additions	Amortization	Exchange rate variation	Balance at March 31, 2024
Amortizing:
Trademarks	341,183	203	(7,546)	(6,811)	327,029
Software	24,941	1,789	(1,218)	(759)	24,753
Customer relationships	486,166	—	(18,315)	(3,012)	464,839
Supplier contracts	28,077	—	(959)	(565)	26,553
Others	1,044	17	(62)	(16)	983
Non-amortizing:
Trademarks	1,092,793	364	—	(20,167)	1,072,990
Water rights	11,391	—	—	(140)	11,251
	1,985,595	2,373	(28,100)	(31,470)	1,928,398

13 Goodwill

Goodwill represents the positive difference between consideration paid to purchase a business and the net fair value of identifiable assets and liabilities of the acquired entity. Goodwill is recognized as an asset and included in “Goodwill” in the Statement of Financial Position. Goodwill is related to an expectation of future earnings of the acquired subsidiary after assets and liabilities are combined with the Group and cost savings resulting from synergies expected to be achieved upon the integration of the acquired business.

Changes in goodwill:
	March 31, 2025	March 31, 2024
Balance at the beginning of the period	5,417,134	6,105,020
Business combinations adjustments (1)	(1,086)	—
Exchange rate variation	208,938	(125,350)
Balance at the end of the period	5,624,986	5,979,670

(1)	Refers to the business combination adjustment for the acquisition of JBS Terminais Ltda.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

CGUs	March 31, 2025	December 31, 2024
Brazil Beef	1,579,521	1,464,710
Seara	648,824	602,869
USA Pork	694,534	694,534
Australia Smallgoods	286,679	283,441
Australia Meat	259,324	256,395
PPC - Fresh Poultry	413,030	401,396
PPC - Brands & Snacking	270,863	262,431
PPC - Fresh Pork/Lamb	208,382	202,512
PPC - Food Service	178,143	173,125
PPC - Meals	60,070	58,178
Others CGUs without significant goodwill (1)	1,025,616	1,017,543
Total	5,624,986	5,417,134

For the three-month period ended March 31, 2025 and 2024 there were no indicators of impairment of goodwill within any CGU.

(1)	Correspond to 19 Cash Generating Units (CGUs) which, because their individual values are immaterial, have been grouped in the “Others CGUs without significant goodwill”.

14 Trade accounts payable

	March 31, 2025	December 31, 2024
Domestic:
Commodities	1,479,329	1,961,391
Materials and services	3,060,458	3,138,734
Finished products	79,635	81,608
Present value adjustment	(11,335)	(9,685)
	4,608,087	5,172,048

Foreign:
Commodities	3,154	20,357
Materials and services	209,167	271,481
Finished products	3,543	1,627
	215,864	293,465

Total trade accounts payable	4,823,951	5,465,513

Supplier finance arrangements (1)
Domestic	1,013,467	718,884
Foreign	6,575	9,826
Total supplier finance arrangements	1,020,042	728,710
Total	5,843,993	6,194,223

(1)	The Group carry out transactions with financial institutions that allow the suppliers to anticipate their receivables in the domestic market. These transactions do not extend payment terms beyond the normal terms with other suppliers. In addition, this operation did not bring any other cost to the Group and all financial costs of the operation are the responsibility of the suppliers.

Commitment to Purchase for Future Delivery

The Group has commitments to purchase cattle for future delivery signed with certain suppliers, in which the Group guarantees the acquisition of cattle for a fixed price, or to be fixed, with no cash effect on the Group until the cattle are delivered. Based on these future delivery contracts, JBJ has already advanced this operation with the banks under the supply chain finance method. As of March 31, 2025, the amount of this transaction was US$102,294 (US$58,944 at December 31, 2024), this operation is recognized as supply chain finance.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

15 Loans and financing

	Average annual			Payment terms / non-	Current		Non-current
Type	interest rate	Currency	Index	current debt	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024

Foreign currency
FINIMP – Import Financing	5.46%	USD e EUR	Euribor	2025	254	614	—	—
White Stripe credit facility	8.45%	USD e CAD	—	—	—	—	—	—
Working capital - Dollar	7.45%	USD	SOFR	2030	4,431	6,238	2,134	2,223
CRA - Agribusiness Credit Receivable Certificates	5.36%	USD	—	2029	2,055	719	97,468	65,189
Scott credit facilities	2.20%	USD	—	2030	—	—	—	—
Export credit note	6.39%	USD	SOFR	2025	103,943	102,367	—	—
Others	6.89%	Several	Several	—	1,736	3,584	1,800	1,691
					112,419	1,228,828	101,402	69,103
Local currency
FINAME (1)	6.00%	BRL	—	2025	—	5	—	—
FINEP (2)	—	BRL	—	—	—	—	—	—
Prepayment	7.09%	GBP, USD	BoE, SOFR	2025	—	—	—	—
Notes 2.50% JBS Lux 2027	2.50%	USD	—	2027	5,278	11,458	991,344	990,319
Notes 5.13% JBS Lux 2028	5.13%	USD	—	2028	7,685	19,085	890,075	889,288
Notes 6.5% JBS Lux 2029	6.50%	USD	—	2029	—	934	—	69,842
Notes 3.00% JBS Lux 2029	3.00%	USD	—	2029	2,950	7,399	589,533	588,860
Notes 5.50% JBS Lux 2030	5.50%	USD	—	2030	14,319	31,312	1,241,712	1,241,293
Notes 3.75% JBS Lux 2031	3.75%	USD	—	2031	6,163	1,489	489,130	488,985
Notes 3.00% JBS Lux 2032	3.00%	USD	—	2032	11,333	3,750	983,253	982,670
Notes 3.63% JBS Fin 2032	3.63%	USD	—	2032	7,414	16,096	955,996	955,546
Notes 5.75% JBS Lux 2033	5.75%	USD	—	2033	47,773	23,621	1,627,323	1,626,266
Notes 6.75% JBS Lux 2034	6.75%	USD	—	2034	4,239	30,068	1,486,309	1,485,757
Notes 5,95% JBS USA 2035	5.95%	USD	—		11,570	16,188	986,300	887,691
Notes 4.38% JBS Lux 2052	5.95%	USD	—	2035	6,453	8,106	887,804	1,526,099
Notes 6.50% JBS Lux 2052	4.38%	USD	—	2052	33,540	8,038	1,526,297	883,217
Notes 7.25% JBS Lux 2053	6.50%	USD	—	2052	24,531	—	883,360	—
Notes 6,38% JBS USA 2055	6.38%	USD	—		9,297	7,577	730,285	844,203
Notes 5.88% PPC 2027	7.25%	USD	—	2053	—	10,413	—	892,253
Notes 4.25% PPC 2031	6.38%	USD	—	2055	16,731	30,285	842,683	966,001
Notes 3.50% PPC 2032	—	USD	—	2027	2,625	4,201	892,521	486,078
Notes 6.25% PPC 2033	4.25%	USD	—	2031	15,118	—	964,861	—
Notes 6.88% PPC 2034	3.50%	USD	—	2032	12,891	—	486,457	—
PPC Credit Line - Term loan	6.25%	USD	—	2033	—	21,789	—	8,684
Working capital - Reais	6.88%	USD	—	2034	—	—	—	—
Working capital - Euros	2.73%	EUR	Euribor	2025 - 28	23,350	858	8,712	847
Working capital - Pound	10.99%	BRL	TJLP	2028	—	9,346	—	815
Export credit note	2.73%	EUR	Euribor	2025 - 28	928	341,493	723	—
CDC - Direct Consumer Credit	15.48%	BRL	—	2028	6,932	—	264	—
Livestock financing - Pre	15.76%	BRL	CDI	2025 - 30	369,036	11,415	—	1,218,300
Livestock financing	15.48%	BRL	—	2028	—	—	—	—
CRA - Agribusiness Receivables Certificate	10.99%	BRL	—	2025 - 37	9,008	—	1,445,148	—
Credit line - Scott	—	—	—	-	—	—	—	—
Credit line - Beardstown Pace	6.98%	BRL	CDI e IPCA	2029	—	202,144	—	—
Others	6.63%	Several	Several	—	33,359	38,327	118,927	140,454
Total					682,523	855,397	19,029,017	17,173,468

					794,942	2,084,225	19,130,419	17,242,571

(1)	FINAME - Government Agency for Machinery and Equipment Financing

(2)	FINEP - Research and projects financing

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

Average annual interest rate: Refers to the weighted average nominal cost of interest at the reporting date. The loans and financings are fixed by a fixed rate or indexed to rates: CDI, TJLP (the Brazilian government’s long-term interest rate), LIBOR and EURIBOR, among others.

The availability of revolving credit facilities for JBS USA was US$2.9 billion as of March 31, 2025 (US$2.9 billion as of December 31, 2024). In Brazil, the availability of revolving credit facilities was US$500,000 (US$500,000 at December 31, 2024).

The non-current portion of the principal payment schedule of loans and financing is as follows:

Maturity	March 31, 2025

2026	16,681
2027	1,013,038
2028	987,591
2029	640,566
2030	1,379,379
Maturities after 2030	15,093,164
19,130,419

15.1 Guarantees and contractual restrictions (“covenants”)

The Group was in compliance with all of its financial debt covenants restrictions for the three-month period ended March 31, 2025.

The Company, together with its indirect subsidiaries JBS Global Luxembourg S.à.r.l., JBS Holding Luxembourg S.à r.l., JBS USA Holding Lux S.à r.l. and JBS Global Meat Holdings Pty. Limited, are guarantors of certain senior notes listed with the U.S. Securities and Exchange Commission.

16 Income and other taxes payable

Income and other taxes payable are comprised of the following:

	March 31, 2025	December 31, 2024

Taxes payable in installments	45,498	44,426
PIS / COFINS tax payable	17,102	15,378
ICMS / VAT / GST tax payable	39,069	37,868
Withholding income taxes	368,446	346,785
IPTU and others	67,521	75,932
Subtotal	537,636	520,389
Income taxes payable	188,874	233,027
Total	726,510	753,416

Breakdown:
Current liabilities	318,648	346,761
Non-current liabilities	407,862	406,655
	726,510	753,416

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

17 Payroll and social charges

Payroll and social charges are comprised of the following:

	March 31, 2025	December 31, 2024

Social charges in installments	378,314	356,545
Bonus and vacation along with related social charges	682,024	804,551
Salaries and related social charges	495,879	561,990
Others	27,768	65,383
	1,583,985	1,788,469
Breakdown:
Current liabilities	1,223,367	1,435,751
Non-current liabilities	360,618	352,718
	1,583,985	1,788,469

18 Dividends payable

The Group’s bylaws requires the payment of dividends equal to at least 25% of the annual net income attributable to company shareholders, after the allocation of 5% for the legal reserve. The Group recognizes a liability at year-end for the minimum unpaid yearly dividend amount. Dividends payable are recognized as a liability at December 31 of each year.

	March 31, 2025	December 31, 2024
Declared dividends on 2021 - Residual	11	10
Declared dividends on 2022 - Residual	7	7
Declared dividends on 2023 - Residual	314	291
Declared dividends on 2024 - Residual	116	107
Interim dividends on 2024	—	358,206
Dividends Declared in 2025	1,036,643	—
Total	1,037,091	358,621

On March 14, 2025, PPC announced that its Board of Directors had approved the distribution of a special cash dividend in the amount of US$6.30 per share. The payment, totaling US$1.5 billion, was made on April 17, 2025, to shareholders. Of this total, US$264.1 million was allocated to non-controlling shareholders.

On March 25, 2025, JBS S.A.’s board of directors approved a proposal to distribute dividends from profit reserves with respect to the 2024 fiscal year in the amount of US$766.3 million (equivalent to R$4.4 billion considering the exchange rate on March 31, 2025), corresponding to US$0.34 (equivalent to R$2.00 considering the exchange rate on March 31, 2025) per common share. The proposal was approved at the Annual General Meeting of Shareholders held on April 29, 2025, and the dividend was paid on May 14, 2025.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

19 Provisions for legal proceedings

The Group is party to several lawsuits arising in the ordinary course of business for which provisions are recognized for those deemed probable based on estimated costs determined by management as follow:

Breakdown:
	March 31, 2025	December 31, 2024
Current liabilities	224,644	280,804
Non-current liabilities	232,166	216,659
	456,810	497,463

	March 31, 2025	December 31, 2024

Labor	93,982	87,127
Civil	287,311	340,644
Tax and Social Security	75,517	69,692
Total	456,810	497,463

	March 31, 2025				December 31, 2024
	Labor	Civil	Tax and Social Security	Total	Labor	Civil	Tax and Social Security	Total

Brasil	93,928	62,622	74,790	231,340	87,075	59,796	68,516	215,387
USA	—	224,645	—	224,645	—	280,804	—	280,804
Others jurisdictions	53	45	727	825	52	44	1,176	1,272
Total	93,981	287,312	75,517	456,810	87,127	340,644	69,692	497,463

19.1 - Labor - Changes in provisions:

Jurisdiction	Balance at January 1, 2025	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at March 31, 2025

Brazil	87,075	12,187	(14,107)	1,948	6,825	93,928
Other jurisdictions	52	38	—	—	(37)	53
Total	87,127	12,225	(14,107)	1,948	6,788	93,981

Jurisdiction	Balance at January 1, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at March 31, 2024

Brazil	107,940	12,901	(15,605)	2,019	(3,341)	103,914
Other jurisdictions	64	50	—	—	—	114
Total	108,004	12,951	(15,605)	2,019	(3,341)	104,028

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

19.2 - Civil - Changes in provisions:

Jurisdiction	Balance at January 1, 2025	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at March 31, 2025

Brazil	59,796	831	(4,735)	2,076	4,654	62,622
USA	280,804	83,549	(139,709)	—	1	224,645
Other jurisdictions	44	18	(1)	—	(16)	45
Total	340,644	84,398	(144,445)	2,076	4,639	287,312

Jurisdiction	Balance at January 1, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at March 31, 2024

Brazil	73,502	6,013	(5,904)	2,237	(2,299)	73,549
USA	197,439	4,691	(90)	—	—	202,040
Other jurisdictions	48	—	(4)	—	(2)	42
Total	270,989	10,704	(5,998)	2,237	(2,301)	275,631

Civil legal proceedings (probable loss):

United States

The civil legal proceedings involve class-action lawsuits alleging violations of federal and state antitrust laws, as well as laws governing unfair competition, unjust enrichment, unusual business practices, and consumer protection related to beef, pork and chicken sales, as well as Canada and US State Matters.

The Group, together with its legal department and external counsel, continues to monitor the progress of the antitrust cases and believes that the accounting provisions recorded as of the date of these interim financial statements are sufficient to cover the associated risk.

19.3 - Tax and Social Security - Changes in provision:

Jurisdiction	Balance at January 1, 2025	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at March 31, 2025

Brazil	68,516	(3,560)	(534)	4,982	5,386	74,790
Other jurisdictions	1,176	507	(507)	—	(449)	727
Total	69,692	(3,053)	(1,041)	4,982	4,937	75,517

Jurisdiction	Balance at January 1, 2024	Additions, reversals and changes in estimates	Payments	Indexation	Exchange rate variation	Balance at March 31, 2024

Brazil	133,006	252	(278)	(3,551)	(4,093)	125,336
Other jurisdictions	1,394	(4,911)	—	4,914	(30)	1,367
Total	134,400	(4,659)	(278)	1,363	(4,123)	126,703

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

Legal proceedings (possible loss):

In the three-period ended March 31, 2025, the Company did not identify any significant changes in the amount of the legal proceedings which the probability of loss is considered possible.

●	Brazil

a. Profits abroad

Between the calendar years 2006 and 2018, the Group was subject to assessments arising from tax charges on profits earned abroad that were supposed to be included in the IRPJ and CSLL calculation basis, also including invoices disallowances paid by investees abroad, on the grounds that they could not have been used to offset IRPJ and CSLL due in Brazil. These charges also involve the imposition of officio fines, isolated fines and interest. The Group clarifies that a large part of the collection of IRPJ and CSLL on profits from abroad refers to profits from investees located in jurisdictions with which Brazil has agreements to avoid double taxation. In addition, a relevant part of the charge covers the discussion regarding the formal requirements demanded by the inspection authorities for the purposes of consolidating the results abroad of its direct or indirect investees, and it is certain that the Group disagrees with the criteria applied by the inspection authorities and has submitted a defense. For almost all of the debts, the Group is defending itself at the administrative level and is awaiting judgment. In accordance with the IFRIC23 technical interpretation, the Board assessed the relevant tax rulings, verifying any divergences in relation to the tax positions adopted by the group. Based on this analysis, and taking into account legal opinions and applicable jurisprudence, the Group has a provision in the total amount of US$ 696 million, referring to the divergence of positions on the taxation of profits of affiliates abroad in countries with international agreements recorded and reducing the heading of taxes to be recovered, reflecting the possible possibility of future realization of these amounts.

20 Equity

a.	Share capital: Share capital on March 31, 2025 and December 31, 2024 was US$13,177,841 (US$13,177,841 as of December 31, 2024), represented by 2,218,116,370 common shares, having no nominal value and there were no changes in the three-month period ended March 31, 2025.

b.	Dividends: On March 14, 2025, PPC announced that its Board of Directors had approved the distribution of a special cash dividend in the amount of US$6.30 per share. The payment, totaling US$1.5 billion, was made on April 17, 2025, to shareholders. Of this total, US$264.1 million was allocated to non-controlling shareholders.

On March 25, 2025, JBS S.A.’s board of directors approved a proposal to distribute dividends from profit reserves with respect to the 2024 fiscal year in the amount of US$766.3 million (equivalent to R$4.4 billion considering the exchange rate on March 31, 2025), corresponding to US$0.34 (equivalent to R$2.00 considering the exchange rate on March 31, 2025) per common share. The proposal was approved at the Annual General Meeting of Shareholders held on April 29, 2025, and the dividend was paid on May 14, 2025.

c.	Non-controlling interest: Material non-controlling interest as of March 31, 2025 consisted of the 17.7% (17.6% as of December 31, 2024), of PPC common stock not owned by JBS USA. JBS USA’s voting rights in PPC are limited to 82.3% as of March 31, 2025 (82.4% as of December 31, 2024) of the total. The profit allocated to the PPC non-controlling interest was US$52,468 and US$31,066 for the three-month period ended March 31, 2025 and 2024, respectively. The accumulated non-controlling interest in PPC was US$689,517 as of March 31, 2025 (US$880,810 as of December 31, 2024). For the three-month period ended March 31, 2025, purchase of treasury stock by PPC was nil (nil for the three-month period ended March 31, 2024). Below are the PPC total net sales, net income, cash provided by operations, total assets and total liabilities for the periods indicated.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

	Three-month period ended March 31,
	2025	2024

Net Revenue	4,463,009	4,361,934
Net Income	296,033	174,421
Net cash provided by operating activities	126,891	271,027

	March 31, 2025	December 31, 2024

Total assets	10,963,759	10,650,576
Total liabilities	7,816,312	6,397,180
Total equity	3,147,447	4,253,396

21 Net revenue

	Three-month period ended March 31,
	2025	2024
Domestic sales	14,609,063	13,472,484
Export sales	4,917,457	4,526,228
Net revenue	19,526,520	17,998,712

21.1 Contract balances - Advances from customer

Customer advance revenues are related to payments received in advance of satisfying the performance obligation under the contract. Moreover, a contract liability is recognized when the Group has an obligation to transfer products to a customer from whom the consideration has already been received. The recognition of the contractual liability occurs at the time when the consideration is received and settled. The Group recognizes revenue upon fulfilling the related performance obligation. Contract liabilities are presented as advances from customers in the balance sheet.

The following table provides information about trade accounts receivable and contract liabilities from contracts with customers:

	Note	March 31, 2025	December 31, 2024
Trade accounts receivable	4	3,501,107	3,735,540
Contract liabilities		(218,928)	(151,947)
Total customer contract revenue		3,282,179	3,583,593

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

22 Net finance expense

	Three-month period ended March 31,
	2025	2024
Exchange rate variation	51,843	77,887
Fair value adjustments on derivatives	20,227	(76,094)
Interest expense (1)	(414,739)	(419,717)
Interest income (2)	163,591	90,337
Bank fees and others	(12,468)	(21,158)
	(191,546)	(348,745)

Finance income	235,661	168,224
Finance expense	(427,206)	(516,969)
	(191,545)	(348,745)

(1)	For the three-month period ended March 31, 2025, the amount of US$315,204 (US$300,708 for the three-month period ended March 31, 2024) refers to interest expenses from loans and financings.
(2)	For the three-month period ended March 31, 2025, the amount of US$54,935 (US$27,775 for the three-month period ended March 31, 2024) refers to interest income from short-term investments.

23 Earnings (loss) per share

Basic and diluted: There was no change in the assumptions for calculating earnings per share - basic in relation to the financial statements for the year ended December 31,2024.

	Three-month period ended March 31,
	2025	2024
Net income attributable to Company shareholders	500,224	332,327
Weighted average - common shares outstanding	2,218,116	2,218,116

Basic and diluted earnings (loss) per share - (US$)	0.23	0.15

24 Operating segments

The Group’s Management has defined operating segments based on the reports that are used to make strategic decisions, analyzed by the Chief Operating Decision Maker (CODM) - our Chief Executive Officer (CEO), there are seven reportable segments: Brazil, Seara, Beef North America, Pork USA, Pilgrim’s Pride, Australia and Others. The segment operating profit or loss is evaluated by the CODM, based on Adjusted EBITDA.

Adjusted EBITDA consists of profit or loss before taxes, applying the same accounting policies described in these financial statements, except for the following adjustments as described below: exclusion of financial income and expenses, exclusion of depreciation and amortization expenses, exclusion of profit sharing from equity investments, net of taxes; exclusion of expenses with antitrust agreements; exclusion of donations and social programs expenses; exclusion impairment of assets; exclusion of restructuring and exclusion of certain other operating income (expense), net.

Brazil: this segment includes the operating activities, mainly represented by slaughter facilities, cold storage and meat processing, fattening, feed and production of beef by-products such as leather, collagen and other products produced in Brazil. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

Seara: this segment includes all the operating activities of Seara and its subsidiaries, mainly represented by chicken and pork processing, production and commercialization of food products and value-added products. Revenues are generated from the sale of products predominantly to restaurant chains, food processing companies, distributors, supermarket chains, wholesale supermarket and other significant food chains.

Beef North America: this segment includes JBS USA beef processing operations in North America and the plant-based businesses in Europe. Beef also sells by-products to the variety meat, feed processing, fertilizer, automotive and pet food industries and also produces value-added meat products including toppings for pizzas. Finally, Sampco LLC imports processed meats and other foods such as canned fish, fruits and vegetables to the US and Vivera produces and sells plant-based protein products in Europe.

Pork USA: this segment includes JBS USA’s pork operations, including Swift Prepared Foods. Revenues are generated from the sale of products predominantly to retailers of fresh pork including trimmed cuts such as loins, roasts, chops, butts, picnics and ribs. Other pork products, including hams, bellies and trimmings, are sold predominantly to further processors who, in turn, manufacture bacon, sausage, and deli and luncheon meats. In addition, revenues are generated from the sale of case ready products, including the recently acquired TriOak business. As a complement to our pork processing business, we also conduct business through our hog production operations, including four hog farms and five feed mills, from which, JBS Lux will source live hogs for its pork processing operations.

Pilgrim’s Pride: this segment includes PPC’s operations, including Moy Park, Tulip and Pilgrim’s Consumer Foods as well, mainly represented by chicken processing, production and commercialization of food products and prepared foods in the United States of America, Mexico, United Kingdom and France. The fresh chicken products consist of refrigerated (non-frozen) whole or cut-up chicken, either pre-marinated or non-marinated, and pre-packaged chicken in various combinations of freshly refrigerated, whole chickens and chicken parts. The prepared chicken products include portion-controlled breast fillets, tenderloins and strips, delicatessen products, salads, formed nuggets and patties and bone-in chicken parts. These products are sold either refrigerated or frozen and may be fully cooked, partially cooked or raw. In addition, these products are breaded or non-breaded and either pre-marinated or non-marinated. The segment also generates revenue from the sale of prepared pork products through PPL, a subsidiary acquired by PPC in October 2019. The segment includes PPC’s PFM subsidiary, acquired in September 2021, and generates revenues from branded and private label meats, meat snacks, food-to-go products, and ethnic chilled and frozen ready meals.

Australia: Our Australia segment includes our fresh, frozen, value-added and branded beef, lamb, pork and fish products in Australia and New Zealand. The majority of our beef revenues from our operations in Australia are generated from the sale of fresh beef products (including fresh and frozen chuck cuts, rib cuts, loin cuts, round cuts, thin meats, ground beef, offal and other products). We also sell value-added and branded beef products (including frozen cooked and pre-cooked beef, corned cooked beef, beef cubes and consumer-ready products, such as hamburgers and sausages). We also operate lamb, pork, and fish, processing facilities in Australia and New Zealand, including the recently acquired Huon and Rivalea businesses. JBS Australia also generates revenues through their cattle hoteling business. We sell these products in the countries where we operate our facilities, which we classify as domestic sales, and elsewhere, which we classify as export sales.

Others: includes certain operations not directly attributable to the primary segments, such as corporate expenses, international leather operations and other operations in Europe.

There are no revenues arising out of transactions with any single customer that represents 5% or more of the total revenues.

The Group manages its loans and financing and income taxes at the corporate level and not by segment.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

The information by operational segment are as follows:

	three-month period ended March 31, 2025
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	3,169,982	2,150,468	6,421,610	2,001,663	4,459,422	1,621,529	118,366	19,943,040	(416,520)	19,526,520
Adjusted EBITDA(1)	131,078	425,693	(100,473)	247,302	660,201	160,355	3,571	1,527,727	—	1,527,727

	Three-month period ended March 31, 2024
	Brazil	Seara	Beef North America	Pork USA	Pilgrim’s Pride	Australia	Others	Total reportable segments	Elimination (*)	Total
Net revenue	2,873,896	2,083,097	5,581,099	1,910,351	4,358,111	1,446,364	164,638	18,417,556	(418,844)	17,998,712
Adjusted EBITDA(1)	129,885	240,658	(9,812)	313,296	500,647	123,968	14	1,298,656	(679)	1,297,977

(*)	Includes intercompany and intersegment transactions.

(1)	The Adjusted EBITDA is reconciled with the consolidated profit (loss) before taxes, as follows:

	Three-month period ended March 31,
	2025	2024
Profit before taxes	694,104	367,649
Share of profit of equity-accounted investees, net of tax	(2,735)	6,532
Net finance expense	191,546	348,745
Depreciation and amortization	535,648	544,506
Antitrust agreements(1)	79,549	4,692
Donations and social programs(2)	527	9,795
Impairment of assets (5)	5,662	—
Restructuring(3)	17,002	16,017
Other operating income (expense), net (4)	6,424	41
Total Adjusted EBITDA	1,527,727	1,297,977
Reversal of elimination	—	679
Total Adjusted EBITDA for reportable segments	1,527,727	1,298,656

(1)	Refers to the Agreements entered by JBS USA and its subsidiaries as described in Note 19 – Provisions for legal proceedings.
(2)	Refers to the donations, as described in Note 25 – Expenses by nature.
(3)	Refers to the project implementation of multiple restructuring initiatives mainly in the indirect subsidiary Pilgrim’s Pride Corporation (PPC), which are registered as Other expenses, as well as other non-significant restructuring projects that are registered as General and administrative expenses.
(4)	Refers to several adjustments basically in JBS USA’s jurisdiction such as third-party advisory expenses related to acquisitions, insurance recovery, among others.
(5)	This mainly refers to the impairment of fixed assets and the impairment of recoverable tax credits.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

Below is net revenue and total assets based on geography, presented for supplemental information.

	three-month period ended March 31, 2025
	North and Central America (1)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination	Total
Net revenue	11,695,354	5,401,709	1,436,247	1,461,712	90,259	20,085,281	(558,761)	19,526,520
Total assets	16,432,016	15,037,205	4,995,038	5,142,949	318,480	41,925,688	(220,000)	41,705,688

	Three-month period ended March 31, 2024
	North and Central America (1)	South America	Australia	Europe	Others	Total reportable segments	Intercompany elimination	Total
Net revenue	10,568,490	5,022,690	1,316,695	1,463,041	81,009	18,451,925	(453,213)	17,998,712
Total assets	18,488,384	13,926,766	4,827,633	5,002,706	309,238	42,554,727	(1,869,354)	40,685,373

(1)	Including the holdings located in Europe that are part of the North American operation.

25 Expenses by nature

Expenses by nature are disclosed as follows:

	Three-month period ended March 31,
	2025	2024
Cost of sales
Cost of inventories, raw materials and production inputs	(14,344,924)	(13,136,414)
Salaries and benefits	(2,082,712)	(2,023,083)
Depreciation and amortization	(474,333)	(480,905)
	(16,901,969)	(15,640,402)
Selling
Freight and selling expenses	(930,585)	(917,491)
Salaries and benefits	(132,653)	(79,599)
Depreciation and amortization	(18,469)	(13,697)
Advertising and marketing	(77,812)	(76,637)
Net impairment losses (recovery)	(10,559)	(2,441)
Commissions	(17,519)	(15,256)
	(1,187,597)	(1,105,121)
General and administrative
Salaries and benefits	(282,862)	(307,946)
Fees, services held and general expenses	(147,400)	(156,626)
Depreciation and amortization	(42,842)	(49,902)
DOJ and Antitrust agreements	(79,548)	(4,692)
Donations and social programs (1)	(3,775)	(9,795)
	(556,427)	(528,961)

(1)	Refers to donations made to Instituto J&F regarding improvements on school’s building, the social program “Fazer o Bem Faz Bem” created by the Group to support actions for social transformation where the Company is present and donations to Fundo JBS Pela Amazônia.

For the three-month period ended March 31, 2025, the Company incurred expenses with internal research and development, in the amount of US$1,189 (US$7,291 for the Three-month period ended March 31, 2024).

For the three-month period ended March 31, 2025 and 2024, other income (expenses) includes gain (losses) of sale of assets, insurance recovery, asset impairment expenses, restructuring expenses, among others.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

25.1 Other income and other expenses

Other income: For the three-month period ended March 31, 2025,the Company has recorded in other income the amount of US$30,345 (US$21,207 for the three-month period ended March 31, 2024), which mainly refers to the gain on the sale of assets totaling US$16,055 (US$15,319 for the three-month period ended March 31, 2024), extemporaneous tax credits totaling US$1,646 (US$3,342 for the Three-month period ended March 31, 2024) among other non-significant items.

Other expenses: For the three-month period ended March 31, 2025, the Company has recorded in other expenses the amount of US$27,957 (US$22,509 em three-month period ended March 31, 2024), which mainly refers to restructuring expenses totaling US$17,002 (US$16,017 for the three-month period ended March 31, 2024), loss on sale of assets totaling US$3,994 (US$8,244 for the three-month period ended March 31, 2024), impairment of assets totaling US$3,003 (zero for the three-month period ended March 31, 2024).

Restructuring related expenses

In the three-month period ended March 31, 2025 and 2024 the Group recognized US$17,002 (US$16,017 for the Three-month period ended March 31, 2024), related to restructuring expenses, of which US$ 16,612 relates to the subsidiary PPC, as described below.

In 2022, PPC began restructuring initiatives in its European operations. Additional restructuring initiatives also commenced in 2023 and 2024. The purpose of the ongoing restructuring activities is to integrate central operations and reallocate processing capacities between production facilities resulting in closures of some facilities in the European operations.

The following table provides a summary of PPC’s estimates of timelines and costs associated with these restructuring initiatives by major type of cost:

	Pilgrim’s Food Masters	Pilgrim’s Europe Central	Total

Earliest implementation date	2024	2024
Expected predominant completion date	2025	2025

Costs incurred and expected to be incurred:

Employee-related costs	19,760	49,202	68,962
Asset impairment costs	10,871	1,824	12,695
Contract termination costs	855	1,747	2,602
Other exit and disposal costs (1)	10,580	3,633	14,213
Total exit and disposal costs	42,066	56,406	98,472

Costs incurred since earliest implementation date:

Employee-related costs	19,760	40,144	59,904
Asset impairment costs	10,871	1,824	12,695
Contract termination costs	855	1,747	2,602
Other exit and disposal costs (1)	10,580	3,633	14,213
Total exit and disposal costs	42,066	47,348	89,414

(1)	Comprised of other costs directly related to the restructuring initiatives, including maintenance costs and Pilgrim’s Food Masters consulting fees.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

During the three months ended March 31, 2025, PPC recognized the following expenses and paid the following cash related to each restructuring initiative:

	2025
	Provisions	Expenses	Cash Outlays

Pilgrims Europe Central	17,520	14,655	1,813
Pilgrim’s Food Masters	5,348	1,331	3,226
Pilgrim’s Pride Ltd.	332	572	346
Moy Park	1,836	54	—
Total	25,036	16,612	5,385

	2024
	Provisions	Expenses	Cash Outlays

Pilgrims Europe Central	7,677	14,450	6,703
Pilgrim’s Food Masters	2,528	—	2,909
Pilgrim’s Pride Ltd.	1,753	109	318
Moy Park	2,763	54	—
Total	14,721	14,613	9,930

The following table reconciles liabilities and reserves associated with each restructuring initiative from December 31, 2024 to March 31, 2025 and from December 31, 2023 to December 31, 2024. Ending liability balances for employee termination benefits and other charges are reported in accrued payroll and social charges in the Consolidated Statements of financial position. The ending reserve balance for inventory adjustments is reported in inventories, net in the Consolidated Statements of financial position. The ending reserve balance for asset impairments is reported in property, plant and equipment, net in the Consolidated Statements of financial position.

	Liability reserve as of December 31, 2024	Restructuring charges incurred	Cash payments and disposals	Currency translation	Liability reserve as of March 31, 2025

Severance	4,781	12,059	(2,579)	397	14,658
Contract termination	1,718	2,048	(6)	106	3,866
Asset impairment	91	86	34	3	214
Other	7,092	1,819	(2,806)	193	6,298
Total	13,682	16,012	(5,357)	699	25,036

	Liability reserve as of December 31, 2023	Restructuring charges incurred	Cash payments and disposals	Currency translation	Liability reserve as of March 31, 2024

Severance	3,651	13,914	(8,297)	(89)	9,179
Contract termination	1,597	117	(1,284)	(7)	423
Asset impairment	359	—	—	(5)	354
Other	4,631	582	(349)	(99)	4,765
Total	10,238	14,613	(9,930)	(200)	14,721

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

26 Risk management and financial instruments

Financial instruments:

Financial instruments are recognized in the unaudited condensed consolidated financial statements as follows:

	Note	March 31, 2025	December 31, 2024
Assets
Fair value through profit or loss (1)
Financial investments	3	2,704,406	3,350,654
National treasury bills	3	94,652	65,197
Margin cash	3	11,693	32,334
Derivative assets		165,452	84,468
Amortized cost (2)
Cash at banks	3	2,026,924	2,197,822
Margin cash	3	335,370	104,220
Trade accounts receivable	4	3,501,107	3,735,540
Related party receivables	8	85,087	77,355
Total		8,924,691	9,647,590
Liabilities
Amortized cost
Loans and financing	15	(19,925,360)	(19,326,796)
Trade accounts payable and supply chain finance	14	(5,843,993)	(6,194,223)
Lease	11.2	(1,745,786)	(1,734,029)
Other financial liabilities		(58,755)	(56,872)
Fair value through profit or loss
Derivative liabilities		(384,466)	(266,066)
Total		(27,958,360)	(27,577,986)

(1)	CDBs are updated at the contractual rate but have a short-term and the counterparties are financial institutions, and their carrying amount is approximate to fair value; (ii) national treasury bill are measured at fair value.
(2)	Loans and receivables are classified as amortized cost. The trade accounts receivable are short-term and net of expected losses.

Fair value of assets and liabilities through profit or loss: The Group determine fair value measurements in accordance with the hierarchical levels that reflect the significance of the inputs used in the measurement, with the exception of those maturing in the short term, equity instruments without an active market and contracts with discretionary characteristics that the fair value cannot be measured reliably, according to the following levels:

Level 1 - Quoted prices in active markets (unadjusted) for identical assets or liabilities;

Level 2 - Inputs other than Level 1, in which prices are quoted for similar assets and liabilities, either directly by obtaining prices in active markets or indirectly through valuation techniques that use data from active markets;

	March 31, 2025			December 31, 2024
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Financial investments	—	2,704,406	2,704,406	—	3,350,654	3,350,654
National treasury bills	94,651	—	94,651	65,197	—	65,197
Margin cash	11,693	—	11,693	32,334	—	32,334
Derivative assets	—	165,452	165,452	—	84,468	84,468

Financial liabilities
Derivative liabilities		384,467	384,467	—	266,066	266,066

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

Fair value of assets and liabilities carried at amortized cost: The fair value of the Notes, are estimated using the closing sale price of these securities informed by a financial newswire on March 31, 2025 and December 31, 2024, considering there is an active market for these financial instruments. The book value of the remaining fixed-rate loans approximates fair value since the interest rate market, the Group’s credit quality, and other market factors have not significantly changed since entering into the loans. The book value of variable-rate loans and financings approximates fair value given the interest rates adjust for changes in market conditions and the quality of the Group’s credit rating has not substantially changed. For all other financial assets and liabilities, book value approximates fair value due to the short duration of the instruments. The following details the estimated fair value of notes:

	March 31, 2025			December 31, 2024
Description	Principal	Price (% of the Principal)	Fair value	Principal	Price (% of the Principal)	Fair value
Notes 2.50% JBS Lux 2027	1,000,000	96.23%	962,330	1,000,000	94.98%	949,770
Notes 5.13% JBS Lux 2028	899,740	101.05%	909,205	899,740	99.50%	895,205
Notes 3.00% JBS Lux 2029	599,957	93.54%	561,224	599,957	91.20%	547,161
Notes 6.5% JBS Lux 2029	—	—	—	69,906	100.52%	70,273
Notes 5.5% JBS Lux 2030	1,249,685	101.70%	1,270,905	1,249,685	99.77%	1,246,786
Notes 3.75% JBS Lux 2031	493,000	91.31%	450,158	493,000	88.93%	438,435
Notes 3.00% JBS Lux 2032	1,000,000	86.14%	861,360	1,000,000	83.22%	832,210
Notes 3.625% JBS Lux 2032	968,780	90.34%	875,225	968,780	87.96%	852,178
Notes 5.75% JBS Lux 2033	1,661,675	101.71%	1,690,056	1,661,675	99.54%	1,654,048
Notes 6.75% JBS Lux 2034	1,507,046	108.20%	1,630,639	1,507,046	105.85%	1,595,148
Notes 5,95% JBS USA 2035	1,000,000	102.85%	1,028,480	—	—	—
Notes 4.375% JBS Lux 2052	900,000	77.43%	696,852	900,000	110.50%	994,482
Notes 6.50% JBS Lux 2052	1,548,000	103.72%	1,605,539	1,548,000	101.53%	1,571,731
Notes 7.25% JBS Lux 2053	900,000	112.79%	1,015,137	900,000	74.94%	674,487
Notes 6,375% JBS USA 2055	750,000	102.51%	768,817	—	—	—
Notes 4.25% PPC 2031	853,725	94.20%	804,234	855,725	92.24%	789,303
Notes 3.5% PPC 2032	900,000	88.08%	792,684	900,000	86.34%	777,033
Notes 6.25% PPC 2033	978,421	103.76%	1,015,239	980,000	102.16%	1,001,178
Notes 6.875% PPC 2034	500,001	107.72%	538,600	500,000	106.73%	533,650
	17,710,030		17,476,684	16,033,514		15,423,078

Risk management:

The Group during the regular course of its operations is exposed to a variety of financial risks that include the effects of changes in market prices, (including foreign exchange, interest rate risk and commodity price risk), credit risk and liquidity risk. Such risks are fully disclosed in the last annual financial statements. There were no changes in the nature of these risks in the current period.

Below are the risks and operations to which the Group is exposed and a sensitivity analysis for each type of risk, consisting in the presentation of the effects in the finance income (expense), net, when subjected to possible changes, 50% and 100%,, 25% and 50%, of 15% to 30%, in the relevant variables for each risk. For each probable scenario, the Group utilizes the Value at Risk Methodology (VaR),for the confidence interval (C.I.) of 99% and a horizon of one day.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

a. Interest rate risk

The quantitative data referring to the risk of exposure to the Group’s interest rates on March 31, 2025 and December 31, 2024, are in accordance with the Financial and Commodity Risk Management Policy of the Group and are representative of the exposure incurred during the period. The main exposure to financial risks as of March 31, 2025 and December 31, 2024 are shown below:

	March 31, 2025	December 31, 2024
Net exposure to the CDI rate:
CDB-DI (Bank certificates of deposit)	896,197	790,370
Margin cash	343,320	132,687
Related party transactions	—	527
Credit note - export	(1,651)	(1,704)
Subtotal	1,237,866	921,880
Derivatives (Swap)	(1,394,960)	(1,285,133)
Total	(157,094)	(363,253)
Net exposure to the IPCA rate:
CDB-DI (Bank certificates of deposit)	38,150	—
Margin cash	3,743	3,867
Related party transactions	85,087	77,336
Treasury bills	—	35,127
CRA - Agribusiness Credit Receivable Certificates	(1,396,667)	(1,163,028)
Subtotal	(1,269,687)	(1,046,698)
Derivatives (Swap)	992,089	906,886
Total	(277,598)	(139,812)
Liabilities exposure to the SOFR rate:
Export credit note	(103,943)	(102,367)
Prepayment	—	(100,296)
Prepayment - exchange agreement	(2,513)	(2,599)
Total	(106,456)	(205,262)

Sensitivity analysis as of March 31, 2025:

			Scenario (I) VaR 99% C.I. 1 day		Scenario (II) Interest rate variation - 50%		Scenario (III) Interest rate variation - 100%
Contracts exposure	Risk	Current scenario	Rate	Effect on income	Rate	Effect on income	Rate	Effect on income
CDI	Decrease	14.15%	14.24%	(145)	21.23%	(11,708)	28.30%	(23,415)
				(145)		(11,708)		(23,415)

			Scenario (I) VaR 99% C.I. 1 day		Scenario (II) Interest rate variation - 25%		Scenario (III) Interest rate variation - 50%
Contracts exposure	Risk	Current scenario	Rate	Effect on income	Rate	Effect on income	Rate	Effect on income
IPCA	Increase	5.06%	5.07%	(18)	6.33%	(3,450)	7.59%	(6,900)
SOFR	Increase	4.41%	4.42%	(5)	5.51%	(1,154)	6.62%	(2,306)
				(41)		(8,054)		(16,106)

			March 31, 2025				December 31, 2024
Instrument	Risk factor	Maturity	Notional	Fair value (Asset) - US$	Fair value (Liability) - US$	Fair value	Notional	Fair value (Asset) - US$	Fair value (Liability) - US$	Fair value

	IPCA	2027	200,162	218,189	(235,240)	(17,051)	158,004	162,453	(171,479)	(9,026)
	IPCA	2031	194,249	225,664	(238,738)	(13,074)	189,071	212,403	(224,840)	(12,437)
	IPCA	2032	195,740	210,700	(234,801)	(24,101)	183,123	192,464	(216,650)	(24,186)
Swap	IPCA	2034	137,404	139,230	(150,570)	(11,340)	127,416	124,373	(135,650)	(11,277)
	IPCA	2037	170,337	198,306	(241,769)	(43,463)	189,239	215,192	(263,254)	(48,062)
	IPCA	2038	153,476	154,127	(167,283)	(13,156)	142,320	143,557	(159,263)	(15,706)
	IPCA	2039	22,489	22,569	(24,241)	(1,672)	20,854	20,363	(21,830)	(1,467)
	IPCA	2044	87,075	88,174	(102,318)	(14,144)	80,745	79,880	(92,168)	(12,288)

			1,160,932	1,256,959	(1,394,960)	(138,001)	1,090,772	1,150,685	(1,285,134)	(134,449)

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

b. Exchange rate risk

Below are presented the risks related to the most significant exchange rates fluctuation given the relevance of these currencies in the Group’s operations and the stress analysis scenarios and VaR to measure the total exposure as well as the cash flow risk with B3 and the Chicago Mercantile Exchange. The Group discloses these exposures considering the fluctuations of an exchange rate in particular towards the functional currency of each subsidiary.

	USD		EUR		GBP		AUD		CAD		CNY
	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024	March 31, 2025	December 31, 2024
OPERATING
Cash and cash equivalents	1,677,394	1,639,584	47,164	50,341	16,571	16,097	—	90	4,600	483	6,993	7,051
Trade accounts receivable	886,469	1,073,398	120,018	165,016	95,214	65,684	789	543	16,487	14,387	3,194	2,964
Sales orders	1,198,128	1,062,765	110,187	78,854	45,890	54,370	—	—	2,182	2,896	12,858	7,197
Trade accounts payable	(289,443)	(297,536)	(64,925)	(78,268)	(14,147)	(16,271)	(458)	(2,535)	—	—	—	—
Purchase orders	(85,769)	(83,493)	(9,399)	(8,928)	(88)	—	—	—	—	—	(375)	—
Subtotal	3,386,779	3,394,718	203,045	207,015	143,440	119,880	331	(1,902)	23,269	17,766	22,670	17,212
FINANCIAL
Margin cash	811	220	—	—	—	—	—	—	—	—		—
Advances to customers	(3,243)	(4,683)	(1,456)	(1,562)	—	(191)	—	—	—	—		(118)
Loans and financing	(209,515)	(1,290,871)	(254)	(614)	—	—	—	—	—	(585)		—
Subtotal	(211,947)	(1,295,334)	(1,710)	(2,176)	—	(191)	—	—	—	(585)	—	(118)
Subtotal	3,174,832	2,099,384	201,335	204,839	143,440	119,689	331	(1,902)	23,269	17,181	22,670	17,094

Total exposure	3,174,832	2,099,384	201,335	204,839	143,440	119,689	331	(1,902)	23,269	17,181	22,670	17,094
DERIVATIVES
Future contracts	34,325	1,840	(72,927)	(85,595)	(27,338)	(34,095)	—	—	(2,000)	(8,000)	(23,600)	(21,600)
Deliverable Forwards (DF´s)	(657,800)	(664,084)	76,430	70,949	(25,556)	(26,785)	9,696	2,760	(55,412)	(29,612)	—	—
Non-Deliverable Forwards (NDF´s)	(273,578)	(417,158)	(30,385)	(19,559)	(3,222)	(6,262)	—	—	—	—	—	—
Total derivatives	(897,053)	(1,079,402)	(26,882)	(34,205)	(56,116)	(67,142)	9,696	2,760	(57,412)	(37,612)	(23,600)	(21,600)
NET EXPOSURE	2,277,779	1,019,982	174,453	170,634	87,324	52,547	10,027	858	(34,143)	(20,431)	(930)	(4,506)

b1 Sensitivity analysis and derivative financial instruments breakdown:

b1.1 US Dollar (amounts in thousands of US$):

		Current	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure of US$	Risk	exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	5.7422	5.6318	(63,984)	4.8809	(499,108)	4.0195	(998,216)
Financial	Depreciation	5.7422	5.6318	4,004	4.8809	31,234	4.0195	62,469
Derivatives	Depreciation	5.7422	5.6318	16,947	4.8809	132,198	4.0195	264,396
				(43,033)		(335,676)		(671,351)

			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Quantity	Notional (US$)	Fair value	Quantity	Notional (US$)	Fair value

Future Contract	American dollar	Short	3,714	34,325	273	4,765	1,840	12

			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (USD)	Notional (US$)	Fair value	Notional (USD)	Notional (US$)	Fair value

Deliverable Forwards	American dollar	Long	(657,800)	(657,800)	4,349	(664,084)	(664,084)	(16,868)
Non-Deliverable Forwards	American dollar	Long	(273,578)	(273,578)	855	(417,158)	(417,158)	(950)

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

b1.2 € - EURO (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	6.1993	6.0836	(3,724)	5.2694	(29,922)	4.3395	(59,845)
Financial	Depreciation	6.1993	6.0836	31	5.2694	252	4.3395	504
Derivatives	Depreciation	6.1993	6.0836	493	5.2694	3,962	4.3395	7,923
				(3,200)		(25,708)		(51,418)

			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (EUR)	Notional (US$)	Fair value	Notional (EUR)	Notional (US$)	Fair value

Future Contract	Euro	Long	2,075	(72,927)	98	2,074	(85,595)	49
Deliverable Forwards	Euro	Short	70,794	76,430	3,364	68,259	70,949	2,376
Non-Deliverable Forwards	Euro	Long	(28,145)	(30,385)	209	(18,818)	(19,559)	420

b1.3 £ - British Pound (amounts in thousands of US$):

			Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure of US$	Risk	Current exchange	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	7.4046	7.2641	(2,675)	6.2939	(21,139)	5.1832	(42,278)
Derivatives	Depreciation	7.4046	7.2641	1,046	6.2939	8,270	5.1832	16,539
				(1,629)		(12,869)		(25,739)

			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (GBP)	Notional (US$)	Fair value	Notional (GBP)	Notional (US$)	Fair value

Future Contract	British pound	Short	718,600	(27,338)	61	1,219	(34,095)	12

			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (GBP)	Notional (US$)	Fair value	Notional (GBP)	Notional (US$)	Fair value

Deliverable Forwards	British pound	Short	(19,818)	(25,556)	(773)	(21,368)	(26,785)	(675)
Non-Deliverable Forwards	British pound	Short	(2,499)	(3,222)	(50)	(4,996)	(6,262)	(128)

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

b1.4 AUD - Australian Dollar (amounts in thousands of US$):

		Current	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure of US$	Risk	exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	3.5808	3.5185	(6)	3.0437	(49)	2.5066	(98)
Derivatives	Appreciation	3.5808	3.5185	(166)	3.0437	(1,429)	2.5066	(2,858)
				(172)		(1,478)		(2,956)

			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (AUD)	Notional (US$)	Fair value	Notional (AUD)	Notional (US$)	Fair value
Deliverable Forwards	Australian dollar	Short	15,549	9,696	(2)	4,452	2,760	2

b1.5 CAD - Canadian Dollar (amounts in thousands of US$):

		Current	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure of US$	Risk	exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income
Operating	Appreciation	3.9937	4.0617	396	4.5928	3,490	5.1918	6,980
Derivatives	Depreciation	3.9937	4.0617	(977)	4.5928	(8,611)	5.1918	(17,223)
				(581)		(5,121)		(10,243)

			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (CAD)	Notional (US$)	Fair value	Notional (CAD)	Notional (US$)	Fair value
Future Contract	Canadian dollar	Long	(200)	(2,000)	-8	(800)	(8,000)	-

			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (CAD)	Notional (US$)	Fair value	Notional (CAD)	Notional (US$)	Fair value
Deliverable Forwards	Canadian dollar	Long	(79,672)	(55,412)	84	(42,597)	(29,611)	(675)

b1.6 CNY - Yuan (amounts in thousands of US$):

		Current	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Interest rate variation - 15%		Scenario (iii) Interest rate variation - 30%
Exposure of US$	Risk	exchange rate	Exchange rate	Effect on income	Exchange rate	Effect on income	Exchange rate	Effect on income

Operating	Appreciation	0.7913	0.8062	427	0.9100	3,401	1.0287	6,801
Derivatives	Depreciation	0.7913	0.8062	(445)	0.9100	(3,540)	1.0287	(7,080)
				(18)		(139)		(279)

			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (CNY)	Notional (US$)	Fair value	Notional (CNY)	Notional (US$)	Fair value
Future Contract	Chinese Renminbi Yuan	Long	57,700	(23,033)	(3)	158,000	(21,600)	(3)

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

c. Commodity price risk

The Group operates globally (the entire livestock protein chain and related business) and during the regular course of its operations is exposed to price fluctuations in feeder cattle, live cattle, lean hogs, corn, soybeans, and energy, especially in the North American, Australian and Brazilian markets. Commodity markets are characterized by volatility arising from external factors including climate, supply levels, transportation costs, agricultural policies and storage costs, among others. The Risk Management Department is responsible for mapping the exposures to commodity prices of the Group and proposing strategies to the Risk Management Committee, in order to mitigate such exposures.

c1. Position balance in commodities (cattle) and corn (grain) contracts of JBS S.A.:

Exposure in Commodities (Cattle)	March 31, 2025	December 31, 2024
DERIVATIVES
Future contracts	19,823	111
NET EXPOSURE	19,823	111

Exposure in Corn (Grain)	March 31, 2025	December 31, 2024
DERIVATIVES
Future contracts	2,149	(46)
Subtotal	2,149	(46)
NET EXPOSURE	2,149	(46)

Sensitivity analysis as of March 31, 2025:

		Current price	Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) @ Variation - 25%		Scenario (ii) @ Variation - 50%
Exposure	Risk	(USD per head)	Price	Effect on income	Price	Effect on income	Price	Effect on income

Derivatives	Depreciation	56	55	—	42	(5)	28	(10)

Derivatives financial instruments breakdown:

			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value

Future Contracts	Commodities (Cattle)	Long	1,075	19,823	9	6,548	111	(2,718)

			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value

Future Contracts	Grain	Short	1,157	2,149	(1,377)	4,161	15	(1)

c2. Position balance in commodities (grain) derivatives financial instruments of Seara Alimentos:

EXPOSURE in Commodities (Grain)	March 31, 2025	December 31, 2024
OPERATING
Purchase orders	86,467	57,260
Subtotal	86,467	57,260
DERIVATIVES
Future contracts	17,904	17,769
Subtotal	17,904	17,769
NET EXPOSURE	104,371	75,029

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

Sensitivity analysis as of March 31, 2025:

		Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) Price variation - 25%		Scenario (ii) Price variation - 50%
Exposure	Risk	Price (USD per tonne)	Effect on income	Price	Effect on income	Price	Effect on income

Operating	Depreciation	(3.17)%	(2,693)	(25)%	(21,238)	(50)%	(42,476)
Derivatives	Depreciation	(3.17)%	(558)	(25)%	(4,397)	(50)%	(8,795)

		Scenario (i) VaR 99% C.I. 1 day		Scenario (ii) @ Variation - 25%		Scenario (ii) @ Variation - 50%
Exposure	Risk	Price	Effect on income	Price	Effect on income	Price	Effect on income

Derivatives	Corn depreciation	(1.07)%	—	25%	(1)	50%	(1)

Derivatives financial instruments breakdown:

			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Quantity	Notional	Fair value	Quantity	Notional	Fair value

Future contracts	Commodities (Grains)	Short	817	17,904	(135)	2,788	17,769	84

c3. Hedge accounting of Seara Alimentos:

The derivative financial instruments designated for the three-month period ended March 31, 2025, as hedge accounting, according to the Cash Flow method, to protect the operating results in relation to the price of commodities are:

Hedge accounting - Derivative instruments	Risk factor	Quantity	Notional	Fair value
Future contracts	Commodities	(37)	(969)	(114)
Non Deliverable Forwards	Commodities	854	18,873	(21)

c3.1. Hedge accounting:

The Group applies hedge accounting for grain purchases by the subsidiary Seara Alimentos, aiming at bringing stability to the results. The designation of these instruments is based on the guidelines outlined in the Financial and Commodity Risk Management Policy defined by the Risk Management Committee and approved by the Board of Directors.

Financial instruments designated for hedge accounting were classified as cash flow hedge. The effective amount of the instrument’s gain or loss is recognized under “Other comprehensive income (expense)” and the ineffective amount under “Financial income (expense), net”, and the accumulated gains and losses are reclassified to profit and loss or to the balance sheet when the object is recognized, adjusting the item in which the hedged object was recorded.

In these hedge relationships, the main sources of ineffectiveness are the effect of the counterparties and the Group’s own credit risk on the fair value of the forward foreign exchange contracts, which is not reflected in the change in the fair value of the hedged cash flows attributable to the change in exchange rates; changes in commodities prices; and changes in the timing of the hedged transactions.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

Below are the effects on the statement of income, after the adoption of hedge accounting:

	March 31, 2025	March 31, 2024
Statements of income:

Cost of sales before hedge accounting adoption	(1,696,193)	(1,823,704)

Derivatives operating income (loss)	(363)	1,375
Currency	—	(11)
Commodities	(363)	1,386
Cost of sales with hedge accounting	(1,696,556)	(1,822,329)

Financial income (expense), net excluding derivatives	45,325	(15,043)

Derivatives financial income (expense), net	(63)	(27,666)
Currency	—	(2,895)
Commodities	(63)	(7,857)
Interest	—	(16,914)

Financial income (expense), net	45,262	(42,709)

Below are the effects on other comprehensive income (expense), after the adoption of hedge accounting:

	March 31, 2025	March 31, 2024
Statements of other comprehensive income (expense):

Financial instruments designated as hedge accounting:	599	(31)
Commodities	599	(31)

Gain on cash flow hedge	275	507
Deferred income tax on hedge accounting
Total of other comprehensive income (expense)	275	507

Hedge cash flow movement	December 31, 2024	OCI	March 31, 2025
Hedge accounting operations at the parent company	186	280	466
(-) Income Tax	(63)	(95)	(158)
Impact of Hedge Operations on Subsidiaries	123	185	308

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

Below are the effects on the statement of financial position, after the adoption of hedge accounting:

	March 31, 2025	December 31, 2024
Statement of financial position:

Derivative (liabilities)/assets	(135)	603
Financial instruments designated as hedge accounting:
Commodities	(135)	84

Derivative (liabilities)/assets	51	69
Financial instruments not designated as hedge accounting:
Exchange	51	69
Interest	—	—
Other comprehensive income (expense)	610	306
Currency	—	—
Commodities	610	306

Inventories	710	20
Currency	—	—
Commodities	710	20

Open amounts in statement of financial position of derivative assets and liabilities:

	March 31, 2025	December 31, 2024
Assets:

Not designated as hedge accounting	51	84
Interest	—	—

Current assets	51	153
Non-current assets	—	—

(Liabilities):
Designated as hedge accounting	135	—
Interest	—	—

Current liabilities	135	—

c4. Position balance in commodities derivatives financial instruments of JBS USA:

Exposure in Commodities	March 31, 2025	December 31, 2024
OPERATIONAL
Firm contracts of cattle purchase	3,434,082	3,699,290
Subtotal	3,434,082	3,699,290
DERIVATIVES
Deliverable Forwards	(335,338)	8,534,720
Subtotal	(335,338)	8,534,720
NET EXPOSURE	3,098,744	12,234,010

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

Sensitivity analysis as of March 31, 2025:

		Scenario (i) VaR 99% I.C. 1 day		Scenario (ii) Price variation - 15%		Scenario (iii) Price variation - 30%
Exposure	Risk	Price (USD per head)	Effect on income	Price	Effect on income	Price	Effect on income

Operating	Depreciation	(1.98)%	(66,701)	(15.00)%	(506,079)	(30.00)%	(1,012,157)
Derivatives	Appreciation	(1.98)%	6,513	(15.00)%	49,419	(30.00)%	98,837

Derivatives financial instruments breakdown:

			March 31, 2025			December 31, 2024
Instrument	Risk factor	Nature	Notional (US$)	Notional (R$)	Fair value	Notional (US$)	Notional (R$)	Fair value

Deliverable Forwards	Commodities (Cattle)	Short	(335,338)	(1,925,578)	(179,913)	1,378,279	8,534,720	(60,240)

d. Credit risk

The information about the exposure to weighted average loss rate, gross carrying amount, expected credit loss recognized in profit or loss and credit-impaired on financial assets were as follows:

	Weighted average loss rate	Gross carrying amount	Expected credit loss
March 31, 2025
Cash and cash equivalents	—	4,825,982	—
Margin cash	—	347,063	—
Trade accounts receivable	(2.90)%	3,501,107	(101,579)
Related party receivables	—	85,087	—
	—	8,759,239	(101,579)

e. Liquidity risk

The table below shows the contractual obligation amounts from financial liabilities of the Group according to their maturities:

	March 31, 2025					December 31, 2024
	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years	Total

Trade accounts payable and supply chain finance	5,843,993	—	—	—	5,843,993	6,194,223	—	—	—	6,194,223
Loans and financing	794,942	2,017,310	2,019,945	15,093,164	19,925,361	2,084,225	2,029,192	2,071,582	13,141,797	19,326,796
Estimated interest on loans and financing (1)	492,534	2,812,028	1,846,476	9,003,829	14,154,867	2,458,318	2,440,620	839,949	5,670,017	11,408,904
Derivatives liabilities (assets)	284,165	100,301	—	—	384,466	165,979	100,087	—	—	266,066
Payments of leases	347,448	542,568	233,390	622,380	1,745,786	335,681	574,118	235,423	588,807	1,734,029
Other liabilities	44,061	14,694	—	—	58,755	16,297	16,351	—	24,224	56,872

(1)	Includes interest on all loans and financing outstanding. Payments are estimated for variable rate debt based on effective interest rates for the three-month period ended March 31, 2025 and for the year ended December 31, 2024. Payments in foreign currencies are estimated using the March 31, 2025 and December 31, 2024 exchange rates.

Notes to unaudited condensed consolidated interim financial information for the three-month period ended March 31, 2025 and 2024 (Expressed in thousands of United States dollar)

The Group has future commitment for purchase of grains and cattle whose balances as of March 31, 2025 is US$36.3 billion (December 31, 2024 is US$33.5 billion).

The Group has securities pledged as collateral for derivative transactions with the commodities and futures whose balance as of March 31, 2025 is US$8,761 (US$28,687 at December 31, 2024). This guarantee exceeds the amount of the collateral.

The indirect subsidiary JBS USA and its subsidiaries, have securities pledged as collateral for derivative transactions with the commodities and futures whose balance as of March 31, 2025 is US$334,559 (US$104,000 at December 31, 2024). This guarantee exceeds the amount of the collateral.

Also, the direct subsidiary Seara Alimentos has securities pledged as collateral for derivative transactions with the commodities and futures whose balance as of March 31, 2025 is US$3,743 (US$3,867 at December 31, 2024). This guarantee exceeds the amount of the collateral.

A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table. Detailed information on the opening of the Group’s covenants is disclosed annually.

The interest payments on variable interest rate loans and bond issues in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. The future cash flows on derivative instruments may be different from the amount in the above table as interest rates and exchange rates or the relevant conditions underlying the derivative change. Except for these financial liabilities, it is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

e. Risks linked to climate change and the sustainability strategy

In view the Group’s operations, there is inherent exposure to risks related to climate change. Certain Group assets, which are mainly biological assets that can be measured at fair value, may be impacted by climate change and are considered in the preparation process of this interim financial information.

For the three-month period ended March 31, 2025, Management considered as main risk the data and assumptions highlighted below:

(i) possible impacts on the determination of fair value in biological assets due to the effects of climate change, such as temperature rise, scarcity of water resources, may impact some assumptions used in accounting estimates related to the Group’s biological assets, as follows:

●	losses of biological assets due to heat waves and droughts which occur with greater frequency and intensity;

●	reduction in the expected growth of our biological assets due to natural disasters, fires, pandemics or changes in rainfall patterns; and

●	interruption in the production chain due to adverse weather events, causing power outages, fuel shortages, disruption of transportation channels, among other things.

(ii) structural changes and their impacts on the business, such as:

●	regulatory and legal: regulation and legislation arising from Brazilian and/or international authorities that encourage the transition to a low-carbon economy and/or with greater biodiversity and that increase the risk of litigation and/or commercial restrictions related to the alleged contribution, even if indirect, for the intensification of climate change;

●	reputational: related to customers’ perceptions and the society in general regarding the positive or negative contribution of an organization to a low carbon economy.

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